Exhibit 99.2

2020

Management

Information

Circular

Notice of 2020

Annual and

Special Meeting

Important Meeting Information
Date	Ú May 14, 2020
Time	Ú 10:30a.m. (Vancouver Time)
Webcast	Ú Ú Live audio webcast accessed from www.wheatonpm.com or by calling toll free Canada/US 1-888-231-8191 or 1-647-427-7450 and using passcode 8687385
Location	Ú Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Business of the Meeting

Below is a summary of the matters to be acted upon at the 2020 Annual and Special Meeting of shareholders of Wheaton Precious Metals Corp. (“we”, “us”, “our”, the “Company” or “Wheaton”). This summary does not contain all of the information that you should consider, and you should carefully read the entire management information circular before voting.

Ordinary Matters

1 Wheaton’s Financial Statements

Wheaton will place before the Meeting its consolidated financial statements for the year ended December 31, 2019. These financial statements have been mailed to shareholders who requested a copy and are available on Wheaton’s website at www.wheatonpm.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2 Election of Directors	Board Recommendation: VOTE FOR EACH NOMINEE

Shareholders will be asked to elect 10 members to the Board of Directors. Please refer to the section entitled “Election of Directors” on page 13 for director biographies and details on the election process.

3 Appointment of Auditors	Board Recommendation: VOTE FOR

Shareholders will be asked to approve the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of Wheaton and to fix their remuneration. Please refer to the section entitled “Appointment of Auditors” on page 87 for details on fees billed by the auditors.

Special Matters

4 Say on Pay Advisory Vote	Board Recommendation: VOTE FOR

Shareholders will be asked to approve a non-binding advisory resolution on the Company’s approach to executive compensation. Please refer to the section entitled “Executive Compensation” on page 43 and “Special Matters – Say on Pay Advisory Vote” on page 88 for details on Wheaton’s executive compensation and the say on pay advisory vote.

i

Our Year in Review – 2019

To assist you in reviewing the proposals to be voted upon at the 2020 Annual and Special Meeting of shareholders of Wheaton, this section provides highlights on Wheaton’s performance, compensation and governance matters. However, this summary does not contain all of the information that you should consider, and you should carefully read the entire management information circular before voting.

Achievements During 2019 – A Record Year (1)

Wheaton continues to be the one of the largest precious metal streaming companies in the world. During 2019, Wheaton had some significant achievements, including:

Key Executive Compensation Results (2)

Overall executive total compensation decreased for 2019 when compared to 2018. Key executive compensation results were:

Base salaries increased by 5% for 2019
Value of long-term compensation awards paid to CEO increased in 2019 compared to 2018 due to the impact of the higher value of the Company’s common shares
Annual performance-based cash incentive for CEO decreased compared to 2018, reflecting corporate performance for 2019
Net realizable pay was below total compensation for 2019
Approximately 74% of CEO compensation was at risk during 2019, a decrease from 2018
Total compensation paid to CEO in 2019 decreased compared to 2018, reflecting corporate performance for 2019

(1)                                 Shareholders are directed to the full disclosure on financial results contained in the consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2019.

(2)                                 Shareholders are directed to the full disclosure under Executive Compensation contained in this information circular.

2019 Compensation At A Glance

Wheaton’s compensation practices have been adopted with the goals of attracting, retaining and motivating key talent, as well as aligning the interests of management with the interests of Wheaton’s shareholders. Wheaton believes that these compensation practices continue to produce strong performance for Wheaton.

At the 2017, 2018 and 2019 annual and special meetings, Wheaton received 90% or more support for Say on Pay advisory votes.

Benchmarking to Well-Selected Comparator Group – the Human Resources Committee selects a comparator group based on objective criteria to benchmark Wheaton’s compensation	è	Page 50

Balanced Approach to Compensation – Wheaton believes in a balanced compensation approach, with base salary, retirement plan, bonus and long-term compensation representing 20%, 6%, 24% and 50% respectively of total CEO compensation in 2019

	è	Page 48

Annual Bonus Tied to Performance – Wheaton has significant performance objectives and a payout depending on the achievement of those objectives	è	Page 53

Pay for Performance Alignment – Wheaton has strong alignment between shareholder return and total pay	è	Page 68

Significant Proportion of Long-Term Compensation – compensation paid to executive officers is designed to reward success in achieving sustained, long-term profitability through the grant of equity awards vesting over multi-year periods

	è	Page 59

Executive Share Ownership – senior officers of Wheaton are required to hold common shares equal in value to three times base salary for the CEO and two times base salary for all other senior officers	è	Page 65

Caps on Compensation – Wheaton has adopted caps on non-equity performance awards and the number of performance share units vesting, each equal to 200%	è	Page 53/62

Claw Back Policy & Risk Management – the Board adopted an executive compensation claw back policy and the Audit Committee and Human Resources Committee identify, review and assess risks specifically associated with compensation policies and practices

	è	Page 66

Independent Advice – a third party compensation consultant provides advice on the competitiveness and appropriateness of compensation programs for the executive officers	è	Page 47

Human Resources Committee Discretion – determining whether to award an annual performance bonus is at the Human Resources Committee’s sole discretion	è	Page 53

Anti-Hedging Policy – Wheaton prohibits all officers, directors and Vice-Presidents from entering into hedging transactions with Wheaton common shares	è	Page 66

Employment Agreements – Wheaton has entered into employment agreements with all senior officers	è	Page 77

Double Trigger on Severance Payments – severance payments to senior officers are not triggered unless there is both a change of control of Wheaton and the termination or effective termination of the officer

	è	Page 77

Modest Benefits – executive officers generally received perquisites that in the aggregate were no greater than C$50,000	è	Page 65

2019 Corporate Governance At A Glance

Wheaton recognizes the importance of corporate governance practices for the effective management of the Company. Details on Wheaton corporate governance practices can be found throughout this circular.

Independence of the Board – almost 90% of Wheaton directors and 100% of committee members are independent	è	Page 14

Independent Chair – the Chair of the Board of Wheaton is Mr. Holtby, an independent director, and the role of Chair and CEO are separate	è	Page 27

In Camera Meetings of the Board – at all Board meetings, independent directors meet without management to allow for more open discussions	è	Page 27

Overboarding – Board members are not allowed to sit on four or more public company boards without the approval of the Board	è	Page 28

Limits on Interlocking – no two Wheaton directors may sit together on two or more public company boards without the approval of the Board	è	Page 28

Majority Voting Policy – the Board has adopted a policy that any director who receives a greater number of votes “withheld” than votes “for” must promptly tender a resignation to the Board	è	Page 13

Terms of Reference – Wheaton has adopted detailed and comprehensive terms of reference for the Board	è	Page 28

Diversity on the Board and at Wheaton – our Board has two female directors, 12% of Vice Presidents are women and Wheaton gives consideration to women nominees as part of the board selection process and diversity in all aspects of employment

	è	Page 29

Risk Management – the Board has oversight over, and ensures management identifies the principal risks of the business	è	Page 30

Continuing Education – new directors are provided with orientation and education when they join the Board and the Company facilitates ongoing education for all directors	è	Page 31

Code of Business Conducts and Ethics – the Board has adopted and the Governance and Sustainability Committee monitors compliance with the Code of Business Conduct and Ethics	è	Page 31

Whistleblower Policy – Wheaton has adopted a Whistleblower Policy which allows for confidential and anonymous reporting of concerns by employees in respect of financial disclosure or controls	è	Page 32

Regular Assessments – the Board is committed to regular assessments of its effectiveness	è	Page 35

Strong Share Ownership Requirements – all non-executive directors are required to hold common shares with a value equal to three times the amount of the annual retainer paid to them	è	Page 35

Table of Contents

BUSINESS OF THE MEETING	[i]

OUR YEAR IN REVIEW – 2019	[ii]

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	3

PROXY SUMMARY INFORMATION	4

COMMONLY ASKED QUESTIONS AND ANSWERS - VOTING AND PROXIES	5

GENERAL PROXY INFORMATION	9

SOLICITATION OF PROXIES	9
APPOINTMENT AND REVOCATION OF PROXIES	9
EXERCISE OF DISCRETION BY PROXIES	10
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	12

ELECTION OF DIRECTORS	13

CORPORATE GOVERNANCE PRACTICES	26

OUR YEAR IN REVIEW	26
BOARD OF DIRECTORS	27
ENVIRONMENT,SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY	30
POSITION DESCRIPTIONS	30
COMPENSATION	33
COMMITTEES OF THE BOARD	33
BOARD ASSESSMENTS	35
DIRECTOR SHARE OWNERSHIP REQUIREMENTS	35

DIRECTOR COMPENSATION	37

DIRECTOR COMPENSATION SUMMARY	38
INCENTIVE PLAN AWARDS	40
RETIREMENT POLICY FOR DIRECTORS	42
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	42

EXECUTIVE COMPENSATION	43
(see Executive Compensation index for further details)

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	81

EQUITY COMPENSATION PLANS	81
SHARE OPTION PLAN	81
PERFORMANCE SHARE UNIT PLAN	83
RESTRICTED SHARE PLAN	84

OTHER INFORMATION	86

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	86
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	86
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	86

APPOINTMENT OF AUDITORS	87

SPECIAL MATTERS	88

SAY ON PAY ADVISORY VOTE	88

SHAREHOLDER ENGAGEMENT & CONTACTING BOARD OF DIRECTORS	89

SHAREHOLDER ENGAGEMENT & CONTACTING THE BOARD OF DIRECTORS	89

ADDITIONAL INFORMATION	90

ADDITIONAL INFORMATION	90
DIRECTORS’ APPROVAL	90

SCHEDULE “A” - CHARTER OF THE BOARD OF DIRECTORS	91

Notice of 2020 Annual and Special Meeting of Shareholders

Important Meeting Information
Date	Ú May 14, 2020
Time	Ú 10:30a.m. (Vancouver Time)
Webcast	Ú Live audio webcast accessed from www.wheatonpm.com or by calling toll free Canada/US 1-888-231-8191 or 1-647-427-7450 and using passcode 8687385
Location	Ú Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

•                  To receive the audited consolidated financial statements for the year ended December 31, 2019 and the report of the auditors thereon;

•                  To elect the ten director nominees;

•                  To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2020 and to authorize the directors to fix the auditors’ remuneration; and

•                  To approve a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting.

Your vote as a shareholder is important. Wheaton’s board of directors has by resolution fixed the close of business on March 17, 2020 as the record date. Our governments and public health authorities have recommended all Canadians practice social distancing to assist with reducing the impact of COVID-19 on our communities. While it is not known what the situation with COVID-19 will be on the date of the Meeting, Wheaton will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact of COVID-19. As such, Wheaton encourages all shareholders to vote by proxy in advance of the Meeting date and not attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote by proxy. The Meeting will be limited to only the legal requirements for shareholder meetings, with no traditional investor presentation, and guests will not be permitted entrance unless legally required. Shareholders who are not attending the Meeting in person can access a live webcast by going to the Company’s website (www.wheatonpm.com), and this webcast will give all shareholders an equal opportunity to access the Meeting regardless of their geographic location. If there is any change in the Meeting location, date or time as a result of COVID-19, we will promptly notify shareholders and communicate any changes by way of press release.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/) to help reduce paper use and printing costs. The Circular will also be available at www.sedar.com and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-433-6443 or by emailing fulfilment@astfinancial.com. Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedar.com, www.sec.gov, or www.wheatonpm.com.

If you are a registered shareholder, please complete and return the enclosed form of proxy by 10:30 a.m. (Vancouver time) on May 12, 2020. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

By Order of the Board of Directors
“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer
March 20, 2020

Proxy Summary Information

Shareholders of record as of March 17, 2020 may cast their votes in any of the following ways:

Voting for Registered Shareholders

Internet	Fax	Email	Mail	In Person

Vote at www.astvotemyproxy.com. You will need the 13-digit control number located on the proxy.	1-866-781-3111 (within North America) 1-416-368-2502 (outside North America)	Send to proxyvote@astfinancial.com	Return your completed and signed proxy card using the return envelope that was provided to you.	If you plan to attend the meeting, you will need to bring a picture ID and your proxy form.

Voting for Non-Registered Shareholders

Internet	Phone	Mail	QR Code	In Person

Vote at www.proxyvote.com. You will need the 16 digit number included in your voting instruction form.	Call the telephone number provided on your voting instruction form. You will need the 16 digit number included in your voting instruction form.	Return your completed and signed voting instruction form using the return envelope that was provided to you.	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.	See “Voting by Non-Registered Shareholders” on page 10.

Commonly Asked Questions and Answers – Voting and Proxies

Q.                                   Who is soliciting my proxy?

A.                                    The management of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) is soliciting your proxy in connection with its Annual and Special Meeting of shareholders (the “Meeting”). It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

Q.                                   Who is entitled to vote?

A.                                    You are entitled to vote if you were a holder of common shares of Wheaton as of the close of business on March 17, 2020. Each common share is entitled to one vote.

Q.                                   When are proxies due?

Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:30 a.m. (Vancouver time) on May 12, 2020, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

Q.                                   What happens if the Meeting location, time or date needs to be changed in light of COVID-19?

We are committed to keeping you informed. We will notify shareholders of a change without sending additional soliciting materials or updating proxy-related materials by:

•                  issuing a news release announcing the change in the date, time or location;

•                  filing the news release on SEDAR; and

•                  informing all the parties involved in the proxy voting infrastructure (such as intermediaries, transfer agents, and proxy service providers) of the change.

We continue to keep up to date on developments surrounding COVID-19 and we are taking steps to protect the health and safety of our employees and communities.

Q.                                   How many votes are required to pass a matter on the agenda?

A.                                    A simple majority of the votes cast, in person or represented by proxy, is required for each of the matters specified in this management information circular.

Q.                                   How do I vote if my shares are registered in my name?

A.                                    If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by signing and returning your form of proxy by email to proxyvote@astfinancial.com, by mail in the prepaid envelope provided, by fax to the number indicated on the form or by the internet as directed below under the question “Where do I send my completed proxy if I am a registered shareholder?”.

If you are a registered shareholder and wish to vote in person, you may present yourself to a representative of the scrutineer of the Meeting, AST Trust Company (Canada) (“AST Trust Company”). Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

Q.                                   If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker or other financial institution), how do I vote my shares?

A.                                    If your shares are not registered in your name, but are held in the name of a nominee that holds your securities on your behalf (usually a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf), you are a “non-registered” shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including either a form of proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

The Company does not have the names of its non-registered shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the Meeting. You should present yourself to a representative of AST Trust Company upon arrival at the Meeting and bring a picture ID and follow instructions on your proxy card/voting instruction form.

Q.                                   What if I am a non-registered shareholder and do not give voting instructions to my nominee?

A.                                    As a non-registered shareholder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your nominee by the deadline provided in the materials you receive from your nominee. If you do not provide voting instructions to your nominee, your shares may not be voted in accordance with your wishes.

Q.                                   Should I sign the form of proxy enclosed with the Notice of Meeting?

A.                                    If you are a registered shareholder you must sign the enclosed form of proxy for it to be valid. If you are a non-registered shareholder please read the instructions provided by your nominee.

Q.                                   What if my shares are registered in more than one name or in the name of a company?

A.                                    If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy. If you have any questions as to what documentation is required, contact AST Trust Company prior to submitting your form of proxy.

Q.                                   Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?

A.                                    Yes, you have the right to appoint some other person of your choice who need not be a shareholder of the Company to attend and act on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. It is important to ensure that any other person you appoint is attending the Meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of AST Trust Company.

Q.                                   Where do I send my completed proxy if I am a registered shareholder?

A.                                    You should send your completed proxy to:

by mail to:	by fax to:
AST Trust Company (Canada)	toll free within North America:	1-866-781-3111
Proxy Dept., P.O. Box 721	outside North America:	416-368-2502
Agincourt, Ontario M1S 0A1

by internet to: www.astvotemyproxy.com	by email to: proxyvote@astfinancial.com

Q.                                   Where do I send my completed proxy if I am a non-registered shareholder?

A.                                    You should send your completed proxy using the methods set out on your voting instruction form or business reply envelope.

Q.                                   Can I change my mind once I send my proxy?

A.                                    If you are a registered shareholder and have returned a form of proxy, you may revoke it by:

1.              completing and signing another form of proxy bearing a later date, and delivering it to AST Trust Company; or

2.              delivering a written statement, signed by you or your authorized attorney to:

(a)         the registered office of Wheaton Precious Metals Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2; Attention: Mark T. Bennett, at any time up to and including May 13, 2020 or, if the Meeting is adjourned, the business day preceding the day to which the Meeting is adjourned; or

(b)         the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or, if the Meeting is adjourned, the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

Q.                                   What if amendments are made to these matters or if other matters are brought before the Meeting?

A.                                    If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned the form or proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders of Wheaton, and to other matters which may properly come before the Meeting. As of the date of this management information circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.                                   What if I am a registered shareholder and do not submit a proxy?

A.                                    As a registered shareholder, if you do not submit a proxy prior to 48 hours before the Meeting (excluding Saturdays, Sundays and holidays) or you do not attend and vote at the Meeting, your shares will not be voted on any matter that comes before the Meeting.

Q.                                   Who counts the votes?

A.                                    A scrutineer, employed by the Company’s registrar and transfer agent, AST Trust Company, will act as scrutineer and will count the votes and report the results to the Company.

Q.                                   What is an advisory vote on Say on Pay?

A.                                    “Say on Pay” is a non-binding advisory resolution to accept the Company’s approach to executive compensation. The purpose of the Say on Pay advisory vote is to give shareholders a formal opportunity to provide their views on the executive compensation plans of the Company.

The advisory vote is non-binding on the Company and it remains the duty of the Board of Directors to develop and implement appropriate executive compensation policies for the Company. In the event that a significant number of shareholders oppose the resolution, the Board of Directors will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board of Directors will consider disclosing to shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board of Directors (or why no changes will be made). See “Special Matters – Say On Pay Advisory Vote” on page 88.

Q.                                   If I need to contact AST Trust Company, the Company’s registrar and transfer agent, how do I reach them?

A.                                    You can contact the Company’s registrar and transfer agent:

by mail at:	by telephone at:
AST Trust Company (Canada)	toll free within North America:	1-800-387-0825
P.O. Box 700, Station B	outside North America:	416-682-3860
Montreal, Quebec H3B 3K3

by fax at: 1-888-249-6189	by email at: inquiries@astfinancial.com

by internet at: www.astfinancial.com/ca-en

Q.                                   How do I give feedback on the Company’s executive compensation program, its governance practices or other aspects of this management information circular?

A.                                    We value shareholder, employee and other interested party opinions, concerns and other feedback and invite you to communicate directly with the Board of Directors, the Human Resources Committee or the Governance and Sustainability Committee, as appropriate. Contact information is provided under the heading “Shareholder Engagement & Contacting the Board of Directors” on page 89.

General Proxy Information

Solicitation of Proxies

This management information circular is furnished to the holders (the “shareholders”) of common shares (the “Common Shares”) in connection with the solicitation of proxies by the management of Wheaton Precious Metals Corp. (“we”, “our”, “us”, “Wheaton” or the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 17, 2020 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:30 a.m. (Vancouver time) on May 12, 2020, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting (the “Proxy Deposit Date”). Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

Unless otherwise stated, the information contained in this management information circular is as of March 20, 2020. All dollar amounts referenced herein, unless otherwise indicated, are generally expressed in Canadian dollars and referred to as “C$”. Amounts expressed in United States dollars are referred to as “US$”. Unless otherwise stated, any United States dollar amounts in this management information circular which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7699, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 10:30 a.m. (Vancouver time) on May 12, 2020, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his sole discretion, and the Chair is under no obligation to accept or reject any late proxy.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Wheaton Precious Metals Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2; Attention: Mark T. Bennett) at any time up to and including the last business day preceding the day of the Meeting or with the Chair of the Meeting on the day of the Meeting prior to the commencement of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such Common Shares will be voted in the discretion of the person named in the proxy. However, under New York Stock Exchange (“NYSE”) rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the Common Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals, including the election of directors and items set out under “Special Matters” on page 88. Thus, such Common Shares will be included in determining the presence of a quorum at the Meeting and will be votes “cast” for purposes of other proposals but will not be considered votes “cast” for purposes of voting on the election of directors or other non-routine matters.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company is required to distribute copies of this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A). In accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to deliver this management information circular to shareholders by (i) distributing a notification of meeting along with the form of proxy to the clearing agencies and Intermediaries (the “Mailed Materials”) for distribution to Non-Registered Shareholders; and (ii) posting this management information circular on the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/). See “Notice and Access” on page 11 for further information.

Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Mailed Materials distributed by the Company to Non-Registered Shareholders. Wheaton intends to pay for distribution to objecting Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Mailed Materials will either:

(a)         be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the

Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. See above “Exercise of Discretion by Proxies” for broker discretion in the absence of non-registered shareholder direction; or

(b)         be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided.

In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Mailed Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Mailed Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Notice and Access

Under Canadian securities laws, reporting issuers are permitted to advise their shareholders of the availability of proxy-related materials, including this management information circular on an easily-accessible website, rather than mailing physical copies pursuant to the “Notice and Access” rules.

The use of this alternative means of delivery is more environmentally friendly as it helps reduce paper use, the Company’s carbon footprint and the Company’s printing costs. The Company has therefore decided to deliver this management information circular to shareholders by posting it on its website (www.wheatonpm.com/Investors/annual-general-meeting/). This management information circular will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. All shareholders will also receive a notice document which will contain information on how to obtain electronic and paper copies of this management information circular in advance of the Meeting.

Shareholders who wish to receive paper copies of the management information circular may request copies by calling toll-free at 1-888-433-6443 or by emailing fulfilment@astfinancial.com.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive this management information circular in advance of the proxy deposit date and Meeting. This management information circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of this management information circular.

Voting Securities and Principal Holders Thereof

As of March 20, 2020, 447,798,933 Common Shares were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 17, 2020. In accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, based upon publicly available information as of March 20, 2020, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Election of Directors

The Company’s Articles of Continuance and rules and laws applicable to the Company provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of nine directors. The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholders meeting.

At the Meeting, shareholders will be asked to approve an ordinary resolution for the election of the ten persons named hereunder as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees was elected at the last annual and special meeting of the Company’s shareholders held on May 9, 2019, other than Mr. Glenn Ives who is standing for election for the first time at the Meeting.

Advance Notice By-law

Under the Company’s By-law No. 3 Advance Notice of Nominations of Directors (the “Advance Notice Policy”) a director nomination must be made, in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders, and in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. An adjournment or postponement of a meeting of shareholders does not commence a new time period for the giving of a shareholder’s nomination under the Advance Notice Policy. The Advance Notice Policy also sets forth the information that a shareholder must include in the notice to the Company. Please see the Advance Notice Policy which is available on the Company’s website under the Corporate Governance heading for full details. No director nominations have been made by shareholders in connection with the Meeting under the terms of the Advance Notice Policy, and as such the only nominations for directors at the Meeting are the Nominees.

Majority Voting Policy

The Board has adopted a policy which requires that any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election, promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Governance and Sustainability Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board must determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. The Board will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board, and the Company will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

Director Biographies

Biographies for each Nominee to the Company’s Board are set out below. These biographies include an assessment of the areas of expertise of each of the Nominees. Full descriptions of these areas of expertise are included under “Director Qualifications and Experience” on page 24.

George L. Brack Age: 58 Director Since: November 24, 2009 (10 years)	Independent Residence: British Columbia, Canada Principal Occupation: Corporate Director
Wheaton Committees (1) • Governance & Sustainability Committee, Chair	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Industry Expertise	• Compensation • Investment banking/M&A • Financial literacy • Governance/Board

Mr. Brack serves as the non-Executive Chair of Capstone Mining Corp. and as a director of Alio Gold Inc. In addition to his current board roles, during the past 19 years, Mr. Brack served as a director on the boards of directors of ValOro Resources Inc. (now Defiance Silver Corp. and formerly Geologix Explorations Inc.), Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resources Corp. He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold). Mr. Brack’s 35 year career in the mining industry focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital. Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital. Prior to joining Scotia in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd. and lead its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy and worked on the corporate development team at Rio Algom. Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering at the University of Toronto and the CFA designation.

Public Directorships	Public Committee Appointments

• Capstone Mining Corp. (since 2009) (Chair)	• Human Resources and Compensation Committee • Corporate Governance and Nominating Committee

• Alio Gold Inc. (since 2014)	• Compensation, Corporate Governance and Nominating Committee • Audit Committee

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)

• Votes For: 278,125,184 (95.82%) • Votes Withheld: 12,139,328 (4.18%)	• Board: 6 out of 6 (100%) • Governance & Sustainability: 2 out of 2 (100%)

2019 Continuing Education

• National Association of Corporate Directors (“NACD”), Directors Daily (daily news briefings and updates for corporate directors, 2019) (Daily)	• Penasquito Mine Site Visit, February 2019, Mexico • Scotiabank Mining Conference 2019, December 3-4, 2019, Toronto, Ontario
• NACD, 2019 Global Board Leaders’ Summit, September 22-24, 2019, Washington, DC

John A. Brough Age: 73 Director Since: October 15, 2004 (15 years)	Independent Residence: Ontario, Canada Principal Occupation: Corporate Director
Wheaton Committees • Audit Committee, Chair • Governance & Sustainability Committee	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Compensation	• Investment banking/M&A • Financial literacy • Governance/Board

Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 40 years of experience in the real estate industry. He is currently a director and Chairman of the Audit and Risk Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Corporation. Mr. Brough was formerly a director and Chairman of the Audit Committee of Canadian Real Estate Investment Trust from 2008-2018. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Professional Accountant and a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors — Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and Chartered Professional Accountants of Ontario and Chartered Professional Accountants of Canada.

Public Directorships	Public Committee Appointments

• First National Financial Corporation (since 2006) (Lead Director)	• Audit Committee (Chair)

• Kinross Gold Corporation (since 1994)	• Audit and Risk Committee (Chair) • Human Resource Committee

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)

• Votes For: 367,610,467 (92.20%) • Votes Withheld: 22,654,045 (7.80%)	• Board: 6 out of 6 (100%) • Audit: 4 out of 4 (100%) • Governance & Sustainability: 2 out of 2 (100%)

2019 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2019) (Daily)

• Penasquito Mine Site Visit, February 2019, Mexico

• Economic Club of Canada/CPA, Evolving Alongside Artificial Intelligence, February 4, 2019, Toronto, Ontario

• CPAB, Mining Industry Forum Series, September 24, 2019, Toronto, Ontario

•  Deloitte, Resilience in the Face of Crisis, October 17, 2019, Toronto, Ontario

• E&Y, Mining and Metals ESG Panel, November 20, 2019, Toronto, Ontario

• E&Y, A Comprehensive Update on Financial Reporting: Mining, November 25, 2019, Toronto, Ontario

• CA/CPA Canada Conference for Audit Committees, December 9-10, 2019, Toronto, Ontario

R. Peter Gillin Age: 71 Director Since: October 15, 2004 (15 years)	Independent Residence: Ontario, Canada Principal Occupation: Corporate Director
Wheaton Committees (5) • Human Resources Committee, Chair	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Industry Expertise	• Compensation • Investment banking/M&A • Financial literacy • Governance/Board

Mr. Gillin is a corporate director serving on the Boards of several public companies. Mr. Gillin has been a director of Turquoise Hill Resources Ltd. since May 2012 and was appointed Chairman in January 2017. He also has served as a director of Dundee Precious Metals Inc. since December 2009 (lead director since May 2013) and a director of TD Mutual Funds Corporate Class Ltd. since 2010, and since 2004 has been a member of the Independent Review Committee of TD Asset Management Inc. Mr. Gillin formerly served as a director of Sherritt International Corporation from January 2010 to June 2019 (lead director from June 2017). From December 2005 to September 2012, Mr. Gillin was a director of Trillium Health Care Products Inc. (a private company). From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. and until 2009 was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company. Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer. Until 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank. He holds an HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors — Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D from the Institute of Corporate Directors.

Public Directorships	Public Committee Appointments

• Dundee Precious Metals Inc. (since 2009) (Lead Director)	• Compensation Committee (Chair)
• TD Mutual Funds Corporate Class Ltd. (since 2010)	• Audit Committee • Governance Committee (Chair)

• Turquoise Hill Resources Ltd. (since 2012) (Chair)	• None

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)

• Votes For: 261,747,140 (92.20%) • Votes Withheld: 28,517,372 (7.80%)	• Board: 6 out of 6 (100%) • Human Resources: 2 out of 2 (100%)

2019 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2019) (Daily)

• Penasquito Mine Site Visit, February 2019, Mexico

• TD Asset Management, Independent Review Committee, Regulatory and Market Developments, March 6, 2019, Toronto, Ontario

• Institute of Corporate Directors, Board Shareholder Engagement, April 11, 2019, Toronto, Ontario

• Institute of Corporate Directors Webinar, Climate Change and Corporate Governance, November 28, 2019, Toronto, Ontario

• Watson Consultants, Governance in an Evolving Landscape, December 9, 2019, Toronto, Ontario

Chantal Gosselin Age: 50 Director Since: November 8, 2013 (6 years)	Independent Residence: Ontario, Canada Principal Occupation: Corporate Director
Wheaton Committees • Governance & Sustainability Committee • Audit Committee	Areas of Expertise (1) • International • Operations • Industry Expertise • Investment banking/M&A	• Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Ms. Gosselin has over 25 years of combined experience in the mining industry and financial services. Ms. Gosselin most recently held the position of Vice President and Portfolio Manager at Goodman Investment Counsel. Prior to that, she served as a senior mining analyst at Sun Valley Gold LLP, a precious metals focused hedge fund. Between 2002 and 2008, Ms. Gosselin was the senior mining analyst and a partner of Genuity Capital Markets (now Canaccord Genuity Group) and held mining positions with Haywood Securities Inc. and Dundee Securities Corporation. Prior to her financial services experience, she held various mine site management positions in Canada, Peru and Nicaragua. Ms. Gosselin received her Bachelor of Science Mine Engineering degree from Laval University and completed a Master in Business and Administration at Concordia University. She also completed the Chartered Investment Manager designation and the Director Education Program. Ms. Gosselin currently serves as a director of Lundin Gold Inc., Reunion Gold Corporation and Ero Copper Corp. and previously served as a director of Peregrine Diamonds Ltd. until its acquisition in 2018. Ms. Gosselin also serves as a director and member of the audit committee of Windiga Energy, a private alternative energy company. Ms. Gosselin formerly served as a director and a member of the audit, corporate governance and nominating (Chair) and technical committees of Capstone Mining Corp. from 2010 to November 2016.

Public Directorships	Public Committee Appointments

• Reunion Gold Corporation (since November 2018)	• Safety, Environment and Social Responsibility

• Lundin Gold Inc. (since March 2017)	• Audit Committee • Compensation Committee • Technical Committee

• Ero Copper Corp. (since August 2019)	• Audit Committee • Environmental, Health, Safety and Sustainability Committee

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)

• Votes For: 289,541,110 (99.75%) • Votes Withheld: 723,402 (0.25%)	• Board: 6 out of 6 (100%) • Audit: 4 out of 4 (100%) • Governance & Sustainability: 2 out of 2 (100%)

2019 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2019) (Daily)

• Penasquito Mine Site Visit, February 2019, Mexico

• BMO Capital Markets, Global Metals & Mining Conference, February 17-18, 2019, Hollywood, Florida

• Osler, What Your Board must Consider in Crisis Management, April 24, 2019, Webinar

• GGA Webinar, CEO Pay, June 12, 2019

• Institute of Corporate Directors, Key Takeaways on Compensation, June 20, 2019, Webinar

• Institute of Corporate Directors, Investors and Board Directors Discussion on ESG, October 21, 2019, Toronto, Ontario

• E&Y, Mining and Metals ESG Panel, November 20, 2019, Toronto, Ontario

• E&Y, Responsible Mining, December 2, 2019, Toronto, Ontario

• Scotiabank Mining Conference 2019, December 3-4, 2019, Toronto, Ontario

Douglas M. Holtby, Chair Age: 72 Director Since: April 20, 2006 (13 years)	Independent Residence: British Columbia, Canada Principal Occupation: Corporate Director
Wheaton Committees • None	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Compensation	• Investment banking/M&A • Financial literacy • Governance/Board

Mr. Holtby is currently President and Chief Executive Officer of Holtby Capital Corporation, a private investment company. Mr. Holtby was a Director of Goldcorp Inc. (“Goldcorp”) from 2005 to April 2016 and during that time served as the Chair, Vice-Chair and Lead Director, as a member of the Governance Committee and the Audit Committee and as Chair of the Compensation Committee. From June 1989 to June 1996 Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996 he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999 he was a Trustee of ROB.TV and CKVU, from 1974 to 1989 he was President of Allarcom Limited and, from 1982 to 1989 he was President of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors — Director Education Program at the University of Toronto, Rotman School of Management. Mr. Holtby is also a National Association of Corporate Directors Board Leadership Fellow.

Public Directorships	Public Committee Appointments

• None	• None

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)

• Votes For: 270,253,706 (93.11%) • Votes Withheld: 20,010,806 (6.89%)	• Board: 6 out of 6 (100%)

2019 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2019) (Daily) • Penasquito Mine Site Visit, February 2019, Mexico	• NACD, 2019 Global Board Leaders’ Summit, September 22-24, 2019, Washington, DC

Glenn Ives Age: 59 Director Since: To be appointed at Meeting	Non-Independent(4) Residence: British Columbia, Canada Principal Occupation: Corporate Director
Wheaton Committees (4) • None	Areas of Expertise (1) • Managing or leading growth • International • Industry Expertise • Compensation	• Investment banking/M&A • Financial literacy • Governance/Board

Mr. Ives will be retiring on March 31, 2020 as a Canadian partner of Deloitte LLP. He served as the Executive Chair of Deloitte Canada from 2010 and 2018, a director of Deloitte Global from 2010 to 2018 and Chair of the Deloitte Global Risk Committee from 2012 to 2018. Mr. Ives was the leader of the North and South America Mining group for Deloitte from 2007 to 2020. He served as an audit partner at Deloitte serving public mining companies from 1999 to 2010. From 1993 to 1999, Mr. Ives was the Chief Financial Officer and a Director of Vengold Inc. He served as a director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives served as the Vice-President of Finance of TVX Gold Inc. from 1988 to 1993. Mr. Ives has extensive corporate governance experience with non-profit organizations including serving as a director of the Princess Margaret Cancer Foundation from 2010 to 2019 and Chairman from 2016 to 2018. Mr. Ives holds a Bachelor of Mathematics degree (honors) from the University of Waterloo, graduating on the Dean’s Honor List. He is a Fellow of the Chartered Professional Accountants of British Columbia, a member of the Chartered Professional Accountants of Ontario and was the Ontario Gold medalist for the Uniform Final Exams in 1984. Mr. Ives is also a member of the Institute of Corporate Directors.

Public Directorships	Public Committee Appointments

• None	• None

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)(5)

• N/A (5)	• N/A (5)

2019 Continuing Education

• Deloitte Global Mining Summit, April 2-4, 2019, Denver Colorado • University of Waterloo Centre for Accounting Ethics Biennial Ethics Research Symposium, April 25, 2019, Toronto, Ontario	• ICD National Conference, June 5-6, 2019, Toronto, Ontario

Charles A. Jeannes Age: 61 Director Since: November 9, 2016 (3 years)	Independent Residence: Reno, Nevada, U.S.A. Principal Occupation: Corporate Director
Wheaton Committees (6) • Human Resources Committee	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Industry Expertise • Compensation	• Investment banking/M&A • Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Mr. Jeannes joined the Board of Wheaton in November 2016. Mr. Jeannes is a mining industry veteran with over 30 years of experience. As President and CEO of Goldcorp Inc. (now Newmont Corporation) from December 2008 to April 2016, he led Goldcorp’s development into one of the world’s largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. Mr. Jeannes formerly held the role of Executive Vice President, Corporate Development of Goldcorp where he managed a series of M&A transactions that contributed to the company’s significant growth. Prior to joining Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Mr. Jeannes was formerly a director of Tahoe Resources Inc. until its acquisition by Pan American Silver Corp. (“PAAS”) in early 2019 and currently serves as a director of PAAS and Chair of Orla Mining Ltd. He holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations. Mr. Jeannes has received numerous awards including British Columbia CEO of the Year for 2013, Canada’s Most Admired CEO for 2015, 2016 Alumnus of the Year for the University of Nevada and 2015 Alumnus of the Year for the University of Arizona College of Law. Mr. Jeannes is involved in various philanthropic activities and currently serves as a Trustee of the University of Nevada, Reno Foundation.

Public Directorships	Public Committee Appointments

• Pan American Silver Corp. (previously Tahoe Resources Inc.) (since January 2017) • Orla Mining Ltd. (Chair) (since June 2017)	• Human Resources Committee • Safety, Environment & Sustainability Committee • Compensation Committee • Audit Committee

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)

• Votes For: 288,643,472 (99.44%) • Votes Withheld: 1,621,040 (0.56%)	• Board: 6 out of 6 (100%) • Human Resources: 2 out of 2 (100%)

2019 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2019) (Daily)

• Penasquito Mine Site Visit, February 2019, Mexico

• BMO Capital Markets, Global Metals & Mining Conference, February 17-18, 2019, Hollywood, Florida

• Denver Gold Forum, September 15-18, 2019, Colorado Springs, Colorado • Scotiabank Mining Conference 2019, December 3-4, 2019, Toronto, Ontario

Eduardo Luna Age: 74 Director Since: December 8, 2004 (15 years)	Independent Residence: Mexico City, Mexico Principal Occupation: Corporate Director
Wheaton Committees (7) • Human Resources Committee	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Operations • Industry Expertise	• Compensation • Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Mr. Luna is currently a Director and Chairman of Rochester Resources Ltd. (“Rochester”), a junior natural resources company and Coeur Mining, Inc., a precious metals mining company. Mr. Luna was previously Chief Executive Officer of Rochester from August 2007 to March 2018. Mr. Luna was Chairman of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. Mr. Luna also previously served as a Director of Primero from 2008 to 2016 and during that time held senior positions including Executive Vice President and President (Mexico), Co-Chair, and President and Chief Operating Officer. Mr. Luna previously served as a Director of DynaResource, Inc. from March 2017 until November 2019. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He was recently inducted into the Mexico Mining Hall of Fame and serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato.

Public Directorships	Public Committee Appointments

• Rochester Resources Ltd. (since 2007) (Chair since March 2018) • Coeur Mining, Inc. (since February 2018)	• None • Environmental, Health, Safety and Social Responsibility Committee • Compensation Committee

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)

• Votes For: 260,173,733 (89.63%) • Votes Withheld: 30,090,779 (10.37%)	• Board: 6 out of 6 (100%) • Human Resources: 2 out of 2 (100%)

2019 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2019) (Daily) • Penasquito Mine Site Visit, February 2019, Mexico	• Mexican Chamber of Mines, Update on Mexican Politics, March, 2019, Mexico

Marilyn Schonberner Age: 60 Director Since: February 26, 2018 (2 years)	Independent Residence: Alberta, Canada Principal Occupation: Corporate Director

Wheaton Committees (8) • Audit Committee • Human Resources Committee	Areas of Expertise (1) • Managing or leading growth • International • Compensation	• Financial literacy • Health/Safety/Environmental/ Sustainability • Governance/Board

Ms. Schonberner served as the Chief Financial Officer and Senior Vice President, and an Executive Director, of Nexen Energy ULC from January 2016 until her retirement in June 2018. Ms. Schonberner joined Nexen in 1997 and over her 21 year career with the company held positions of increasing responsibility including General Manager of Human Resources Services; Director of Corporate Audit; Director of Business Services U.K.; and Treasurer and Vice President of Corporate Planning. Before joining Nexen, Ms. Schonberner spent over 15 years in Finance, Strategic Planning and Organization Development in the energy and consulting sectors. Ms. Schonberner currently serves on the board of directors of New Gold Inc. and is the Chair of the Audit Committee. She is also a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors. She obtained a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a Chartered Professional Accountant, Certified Management Accountant and Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors.

Public Directorships	Public Committee Appointments

• New Gold Inc. (since July 2017)	• Audit Committee (Chair) • Human Resources and Compensation Committee

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)

• Votes For: 287,667,742 (99.11%) • Votes Withheld: 2,596,770 (0.89%)	• Board: 6 out of 6 (100%) • Audit: 4 out of 4 (100%) • Human Resources: 2 out of 2 (100%)

2019 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2019) (Daily)

• Penasquito Mine Site Visit, February 2019, Mexico

• CPA Canada, Canadian Public Company Financial Reporting Update Q2 2019, July 17, 2019, Webinar

• NACD, Good, Bad or Indifferent? An objective look at Proxy Advisors, August 8, 2019, Webinar

• NACD, 2019 Global Board Leaders’ Summit, September 22-24, 2019, Washington, DC

• NACD, ESG: Building Shareholder-Focused Incentive Plans for a New Generation of Investors, September 12, 2019, Webinar

• Institute of Corporate Directors, Governance During Crisis: The Canadian Energy Industry, September 30, 2019, Calgary, Alberta

• Institute of Corporate Directors, ESG and the Link to Long Term Performance, November 15, 2019, Calgary, Alberta

• Mercer and Blakes, Executive Compensation Trends and Legal Developments, November 20, 2019, Calgary, Alberta

• Hugessen Consulting and ICD, Executive Compensation Trends, November 21, 2019, Webinar

• Institute Corporate Directors/CPA/Natural Resources Canada, Climate Change and Corporate Governance — A Briefing for Boards of Directors, November 28, 2019, Webinar

• Institute of Corporate Directors, Governance Issues Evolving in New Industries, December 6, 2019, Calgary, Alberta

Randy V.J. Smallwood Age: 55 Director Since: May 6, 2011 (8 years)	Non-Independent (6) Residence: British Columbia, Canada Principal Occupation: President and Chief Executive Officer of the Company

Wheaton Committees • None	Areas of Expertise (1) • Managing or leading growth • International • CEO/President • Operations	• Industry Expertise • Investment banking/M&A • Financial literacy • Governance/Board

Mr. Smallwood holds a geological engineering degree from the University of British Columbia. Mr. Smallwood was involved in the founding of Wheaton and in 2007, he joined Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Wheaton’s Chief Executive Officer. Mr. Smallwood originally started as an exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Before joining the original Wheaton River group in 1993, Mr. Smallwood also worked with Homestake Mining Company, Teck Corp. and Westmin Resources. Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and more importantly, one of the most profitable gold companies in the world, and he is now focused on continuing to add to the impressive growth profile of Wheaton. Mr. Smallwood formerly served on the board of Defiance Silver Corp. (formerly ValOro Resources Inc. and Geologix Explorations Inc.) from 2005 to 2019, Ventana Gold from 2008 to 2011, Castle Peak Resources from 2010 to 2012, and Tigray Resources Inc. from 2011 to May 2014. Mr. Smallwood is also a board member of Special Olympics BC and Mining4Life, and a co-chairman of MineralsEd BC, and previously served on the board of the BC Cancer Foundation. In 2015, Mr. Smallwood received the British Columbia Institute of Technology Distinguished Alumni Award.

Public Directorships	Public Committee Appointments

• None	• None

2019 Voting Results	2019 Board and Committee Meetings Attended (2)(3)

• Votes For: 286,540,065 (98.72%) • Votes Withheld: 3,724,447 (1.28%)	• Board: 6 out of 6 (100%)

2019 Continuing Education

• NACD, Directors Daily (daily news briefings and updates for corporate directors, 2019) (Daily)	• Penasquito Mine Site Visit, February 2019, Mexico • MacKay CEO Forums (throughout the year)

(1)	See “Director Qualifications and Experience” below for a summary of the areas of expertise.
(2)	Does not include meetings attended by directors on committees that the director is not a member of.
(3)

All Board members are generally expected to also attend meetings of the Audit Committee. 100% of Board members attended all Audit Committee meetings during 2019, with the exception of Charles Jeannes who did not attend one Audit Committee meeting; 100% of Board members attended all Board meetings during 2019; 100% of Governance and Sustainability Committee members attended all Governance and Sustainability Committee meetings during 2019; and 100% of Human Resources Committee members attended all Human Resources Committee meetings during 2019.

(4)

Mr. Ives is not independent as a result of National Instrument 52-110, which deems Mr. Ives to have a material relationship with the Company as he was within the last three years a partner of Deloitte LLP and was involved with the Company’s audit within that time. On that basis, Mr. Ives would not be considered to be an independent Board member until May 10, 2021.

(5)	Mr. Ives is a first time Nominee for election to the Board at the Meeting.
(6)	Mr. Smallwood is not independent as he is a Wheaton officer.

Director Qualifications and Experience

On an annual basis, the Governance and Sustainability Committee considers the strategies of the Company to identify what skills, experiences and expertise are required of the Board in exercising its oversight responsibilities. Listed below is a summary of those areas of expertise.

Areas of Expertise

Managing or leading growth — experience as a senior officer in driving the strategy and vision of an organization and leading growth

International — experience as a senior officer in a major organization that has international operations

CEO/President — experience as the CEO or President of a publicly listed company or major organization

Operations — production or exploration experience with a leading mining or resource company, with formal education in geology, geophysics or engineering

Industry expertise — experience as an officer with a company in the mining industry, combined with a strong knowledge of market participants

Compensation — experience as a senior officer or board compensation committee member, with compensation, benefit and pension programs, with specific expertise in executive compensation programs

Investment banking/Mergers & acquisitions — experience in investment banking or in major mergers and acquisitions

Financial literacy — experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian GAAP, US GAAP or International Financial Reporting Standards)

Health, safety, environment and sustainability — strong understanding of the requirements and leading practices of workplace safety, health and the environment, including the requirements needed for a strong safety culture and sustainable development

Governance/Board — experience as a board member of a major organization

The Governance and Sustainability Committee then compares those areas of expertise to the areas of expertise of the current members of the Board, and uses this assessment in considering the composition of the Board and identifying what skills the Company should be recruiting for when making changes or additions to the Board. See “Nomination of Directors” on page 32 for further discussion regarding the process through which nominees are identified.

The biographies above summarize the qualifications and experience of each of the members of the Board that led the Governance and Sustainability Committee to conclude that such member is qualified to serve on the Board. The lack of a specifically identified area of expertise does not mean that the Nominee does not possess that qualification or skill. Rather, a specifically identified area of expertise indicates that the Board currently relies upon that Nominee for that expertise.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than as set out below.

To the knowledge of the Company, no proposed director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as set out below.

Mr. Gillin who was a director of, and Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to December 2008, a company that filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the Toronto Stock Exchange in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Superior Court of Justice in September, 2010. During 2011, the assets of Tahera were sold and the order is no longer in effect.

To the knowledge of the Company, no director of the Company has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no proposed director of the Company has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed director.

Corporate Governance Practices

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada and deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The NYSE rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is also located on the Wheaton website at http://www.wheatonpm.com/company/corporate-governance/default.aspx.

Our Year in Review

See “2019 Corporate Governance At A Glance” on page [iv] of this Circular for a summary of Wheaton’s corporate governance practices in 2019.

The following is a full description of the Company’s corporate governance practices which has been prepared by the Governance and Sustainability Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

The independence of the directors under the Governance Disclosure Rule is determined in accordance with National Instrument 52-110 Audit Committees, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries. A “material relationship” is defined to mean any relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. The Company also determines the independence of its directors in accordance with the NYSE’s corporate governance standards (the “NYSE Governance Rules”) under which no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the Company.

On an annual basis, the Board considers whether each director is independent in accordance with these requirements. Based on this review, eight out of the nine directors are independent. The Company’s determination on independence of directors is set out in the Nominee biographies starting on page 14.

In accordance with the NYSE Governance Rules, the Board also considers all factors relevant to determining whether a director has a relationship with the Company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member (the “NYSE Enhanced Independence Rules”). The Board has confirmed that all members of the Human Resources Committee meet the NYSE Enhanced Independence Rules.

Board Chair

The Board has appointed Mr. Holtby, an independent member of the Board, as its Chair. The Chair’s primary responsibilities include chairing all Board meetings and managing the affairs of the Board and shareholders, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensuring that management strategies, plans and performance are appropriately represented to the Board. The Terms of Reference for the Board Chair sets out the full description of the responsibilities of the Chair of the Board and is available at www.wheatonpm.com.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, every quarter. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Nominee biographies starting on page 14 provide details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2019.

Independent Directors’ Meetings

During 2019, the independent directors held an in-camera session at each Board meeting during which session non-independent directors and members of management did not attend. The Board may also excuse members of management and conflicted directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise appropriate.

The Chair of the Board facilitates and chairs discussions among the Company’s independent directors and facilitates communication between the independent directors and Company’s management. The Chair considers any comments or requests made by an independent director or during an in-camera session of the independent directors and determines the most appropriate action or response, which may include a request for additional information or action by the Chief Executive Officer or other members of the Company’s management, the seeking of independent legal or other advice, or any other action that the Chair of the Board deems appropriate or advisable under the circumstances to address the comment or request raised.

Other Public Company Directorships/Committee Appointments

The Nominee biographies starting on page 14 provide details regarding directorships and committee appointments held by the Company’s directors in other public companies. The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee, having regard to their qualifications, attendance and contribution as members of the Company’s Audit Committee.

Board Tenure and Renewal

The Company has not adopted term limits for directors serving on the Board. The Company and Board have considered term limits and believe that:

•                  longer tenure does not impair a director’s ability to act independently of management;

•                  imposing term limits could result in the loss of contributions of longer serving directors who have developed significant depth of knowledge and understanding of the streaming industry;

•                  regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance; and

•                  experience of Board members is a valuable asset to shareholders because of the complex issues that the Board faces.

The Company believes these positions are supported by both academic literature and Board performance.

While the Company has not adopted term limits, the Company recognizes and welcomes fresh perspectives from newer Board members. In addition, the Board conducts reviews of its directors as set out under “Board Assessments” on page 35.

Interlocking Directorships

The Board has adopted a policy that no two Company directors shall sit together on two or more public company corporate boards without the approval of the Board. As of December 31, 2019, no director of the Company serves on the board of any other public company with any other director of the Company.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company, and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•                  the strategic planning process of the Company;

•                  identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•                  succession planning, including appointing, training and monitoring senior management;

•                  a communications policy for the Company to facilitate communications with investors and other interested parties; and

•                  the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Human Resources Committee and the Governance and Sustainability Committee. In addition, in fulfilling its mandate the Board, among other things:

•                  reviews the Company’s annual budget, five-year business plan and corporate strategic plan;

•                  reviews financing arrangements and significant acquisitions;

•                  reviews reports, at least quarterly, from the President & Chief Executive Officer, the Senior Vice President & Chief Financial Officer and the Senior Vice President, Corporate Development on the Company’s progress in the preceding quarter and on the strategic, operational and financial matters facing the Company; and

•                  reviews significant communications with shareholders and the public, including quarterly and annual financial results, the annual report, annual information form and this management information circular.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Diversity and Representation of Women

The Governance and Sustainability Committee is committed to fostering a diverse environment where individual differences are respected and diversity is promoted and valued. The Company believes that employing and engaging a diverse workforce enhances the Company’s effectiveness by leveraging access to a wide array of experiences, skills, talents and knowledge. The Company recognizes the benefits from creating and maintaining a diverse and inclusive culture within our workforce, including exposure to different perspectives. Therefore, while opportunities will be primarily based on performance, skill and merit, due consideration will be given to diversity in all aspects of employment and engagement by an employee, officer or director with the Company, including selection, recruitment, hiring, promotion, compensation, termination, training and development. For clarity, “diversity” means any element or quality that can be used to differentiate groups and people from one another, including differences based on race, colour, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground.

Our Board includes two women, which represents 22% of the Company’s current total Board members, and will represent 20% upon the election of all of the current proposed Board of Directors. Upon the election of the current proposed Board of Directors, 50% (two of four) of the most recently appointed directors have been women. There are currently no executive officers of the Company or of its subsidiaries that are women; 12% of the Vice Presidents of the Company and over 40% of all employees of the Company and its subsidiaries are women. The Company has not adopted a written policy in respect of the identification and nomination of women for executive officer appointments, nor established targets regarding the representation of women on the Board or executive officer positions. The Company believes that specific targets would be arbitrary and continues to favour recruitment and promotion based on abilities and contributions in accordance with the diversity policy. While the Company has not adopted specific targets regarding gender or other aspects of diversity on the Board, the Board has adopted a written policy that requires that any search for nominees to the Board will specifically include diverse candidates generally, and women candidates in particular.

In addition, the Governance and Sustainability Committee is required to annually update and recommend to the Board for approval a long-term plan for Board composition which takes into consideration, among other matters, the diversity of the Board. A similar approach will be taken by management and the Board with respect to recruitment of executive officers. The Company believes that rather than adopting specific targets in respect of women, the adoption of policies on the promotion of diversity generally, and gender in particular, will result in the greatest benefits for the Company.

Environment, Sustainability and Corporate Social Responsibility

The Board has adopted an Environmental and Sustainability policy which sets out Wheaton’s commitment to sustainable development. Discussions and further information concerning Wheaton’s commitment to the protection of life, health, and the environment for present and future generations can be found in the Company’s annual information form for the year ended December 31, 2019 and on the Company’s website at at www.wheatonpm.com/responsibility.

Wheaton has also adopted a community investment program under which a portion of Wheaton’s net income is donated to charitable organizations and initiatives that help improve and strengthen communities both locally and internationally. Wheaton’s community investment program has two components: the partner corporate social responsibility program, which has an international focus and the local corporate social responsibility program, which supports organizations in the communities where our offices are located. Details concerning Wheaton’s corporate social responsibility programs can be found in the Company’s annual information form for the year ended December 31, 2019 and on the Company’s website at www.wheatonpm.com/responsibility.

Risk Management

Under the Board Guidelines, the Board is required to ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks.

Management and the Board have worked together to develop rigorous identification, management, reporting and mitigation strategies for key risks that the Company faces in the operation of its business. Management has identified risks and assigned ratings to those risks to assess each risk’s impact, likelihood of occurring and effectiveness of current processes to mitigate the risks.

The key factors that drive the Company’s risk profile are set out in the Company’s annual information form for the year ended December 31, 2019. Changes in these factors can increase or decrease the Company’s risk profile. The Board receives quarterly reports to review the Company’s progress in managing these risks and identify any emerging risks. In addition, the following committees are engaged in risk management oversight at the Company:

•                  Audit Committee — monitors significant business, political, financial and control risks and exposures (including significant risks associated with the Company’s compensation policies and practices); and

•                  Human Resources Committee — monitors personnel/human resource risks including compensation and succession.

•                  Governance and Sustainability Committee — monitors governance and sustainable business practices risks, including environmental, health and safety, social responsibility (including human rights and engagement with local communities) and related matters (“Sustainability Matters”).

Additional details on compensation risk management are located on page 66.

Position Descriptions

Written position descriptions have been developed by the Board for the Chair of the Board and the Chief Executive Officer of the Company and may be accessed on the Company’s website at www.wheatonpm.com.

The Company does not maintain a separate written description of the roles of the Chairs of each of the committees of the Board. Instead, the Company has developed terms of reference for each of the committees of the Board (available at www.wheatonpm.com). The Chair of each committee is responsible for ensuring that the applicable committee fulfils its responsibilities and duties under its governing terms of reference.

Orientation and Continuing Education

The Governance and Sustainability Committee, in conjunction with the Chair of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. The Company does not have a formal orientation process in place for its new directors and instead has adopted a tailored approach depending on the particular needs and focus of the director being appointed.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Sustainability Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

The Nominees biographies starting on page 14 provide details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2019.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Governance and Sustainability Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Compliance Officer or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code, including an annual certification by each of the employees of the Company that they are in compliance with the Code. The Company also engages an independent reporting agency to provide a confidential and anonymous reporting system for breaches of the Code, as more fully described in the next section entitled “Whistleblower Policy”. A copy of the Code may be accessed on the Company’s website at www.wheatonpm.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Compliance Officer regarding any potential conflicts of interest. In addition, in accordance with the Company’s charter documents and the Act, if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director may not attend any part of the meeting of the directors during which the transaction is discussed and may not vote on any resolution with respect to the transaction, unless the transaction relates primarily to his or her remuneration as a director of the Company, is for indemnity or insurance or is one with an affiliate of the Company.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct. To date, the Company has not been required to file a material change report relating to a departure from the Code.

During 2019 the Code was updated to better align our policies with the United Nations Global Compact by adding provisions outlining our commitment to human rights, fair practice and freedom of association, collective bargaining and our support for the abolition of forced labour and child labour, as well as other provisions. Additional details on our Code are available at www.wheatonpm.com and in our annual information form.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through EthicsPoint, an incident reporting tool maintained through an independent third party, Navex Global, used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Audit Committee and the Senior Vice President, Legal. The Chair of the Audit Committee and the Senior Vice President, Legal then investigate each matter so reported and the Company determines what corrective and disciplinary actions, if any, will be taken. There is also a quarterly and annual report prepared by the agency that provides aggregated information that is shared with the Board on a quarterly and annual basis.

Nomination of Directors

The Governance and Sustainability Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Sustainability Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration among other matters, the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; (e) the diversity of the Board; and (f) the strategic direction of the Company.

The Governance and Sustainability Committee maintains an assessment of the areas of expertise of the members of the Board. Please see “Director Qualifications and Experience” on page 24 for further discussion regarding the purpose of the assessment and each individual director’s particular areas of expertise.

While the Governance and Sustainability Committee has not adopted specific targets regarding gender or other aspects of diversity on the Board, any search for nominees to the Board will specifically include diverse candidates generally, and women candidates in particular, and any search firm engaged for such purpose will be directed to do so. The Governance and Sustainability Committee believes that nominations for election or re-election to the Board should also be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. Please see “Diversity and Representation of Women” on page 29 for further discussion regarding consideration given to diversity in the identification, nominations and appointments to the Board.

The Governance and Sustainability Committee does not maintain a formal list of potential candidates. Instead, in the event of any search for a nominee to fill a vacancy on the Board, the Governance and Sustainability Committee would solicit the names of potential candidates from directors, management, shareholders, advisors and other external sources, and evaluate any potential candidates on the basis of their ability to alleviate any gaps identified through the areas of expertise assessment; their independence, their competencies, skills, backgrounds and experiences, their integrity, professionalism and values, their character and personality, their ability to contribute to the long-term strategy and success of the Company, the diversity of the Board generally and diversity of gender specifically, the long term plan for Board composition and the needs of the Board, any past experiences of directors or management with the potential candidate, their expected contribution to achieving an overall Board that can function as a high performance team with sound judgment and proven leadership, whether or not they can devote sufficient time and resources to their other duties as a Board member and any other factors as may be considered appropriate at the time.

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors” on page 13.

Compensation

The Human Resources Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer and considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company. The process by which appropriate compensation is determined is through periodic and annual reports from the Human Resources Committee on the Company’s overall compensation and benefits philosophies. The Human Resources Committee is composed entirely of independent directors. See “Role of the Human Resources Committee” on page 44 for further details regarding the Human Resources Committee.

Advisors to the Human Resources Committee

During the financial year ended December 31, 2019, the Human Resources Committee retained Mercer (Canada) Limited (“Mercer”) to provide assistance to the Human Resources Committee in determining compensation for the Company’s directors. See “Role of the Compensation Consultant” on page 47 for further details regarding the engagement of Mercer by the Human Resources Committee.

Committees of the Board

The Board has the following three standing committees, the members of which are set out under the Director Biographies on page 14:

•                  the Audit Committee;

•                  the Human Resources Committee; and

•                  the Governance and Sustainability Committee.

All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Audit Committee

The purposes of the Audit Committee are to assist the Board’s oversight of:

•                  the integrity of the Company’s financial statements;

•                  the Company’s compliance with legal, ethical and regulatory requirements;

•                  the qualifications and independence of the Company’s independent auditors;

•                  the Company’s financial reporting process and internal controls;

•                  the significant business, political, financial and control risks that the Company is exposed to, including a review of management’s assessment of the likelihood and severity of those risks and any mitigation steps taken; and

•                  the performance of the independent auditors and the Company’s internal audit function.

In fulfilling its mandate the Audit Committee, among other things:

•                  reviews the Company’s financial statements, management’s discussion and analysis and financial press releases;

•                  reviews treasury reports on cash flows and borrowing matters;

•                  meets with the internal audit function, external auditors (with and without management being present) and management; and

•                  reviews reports regarding internal controls, the Company’s risk management activities and the Company’s insurance coverage.

Further information regarding the Audit Committee is contained in the Company’s annual information form for the year ended December 31, 2019 under the heading “Audit Committee”. A copy of the Audit Committee terms of reference is available at www.wheatonpm.com.

Human Resources Committee

The purposes of the Human Resources Committee are to make recommendations to the Board relating to the compensation of the Company’s Chief Executive Officer and review compensation of the members of senior management of the Company. See “Role of the Human Resources Committee” on page 44 for further information. A copy of the Human Resources Committee terms of reference is available at www.wheatonpm.com.

Governance and Sustainability Committee

The purposes of the Governance and Sustainability Committee are to:

•                  provide a focus on governance that will enhance the Company’s performance;

•                  assess and make recommendations regarding the Board’s effectiveness;

•                  establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors; and

•                  provide oversight with respect to Sustainability Matters.

In fulfilling its mandate, the Governance and Sustainability Committee, among other things:

•                  identifies and recommends individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Sustainability Committee);

•                  makes recommendations to the Board relating to the compensation of the Board members;

•                  develops and recommends to the Board a set of corporate governance principles applicable to the Company; and

•                  reviews, reports and monitors risks and potential risks to, and performance of the Company in relation to, Sustainability Matters.

The Governance and Sustainability Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chair of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; assisting the Board in monitoring compliance by the Company with legal and regulatory requirements; monitoring and providing guidance in respect of developments in relevant policies, regulations and trends with respect to Sustainability Matters; and making recommendations to management and the Board with respect to policy and strategic initiatives and actions arising with respect to Sustainability Matters.

A copy of the Governance and Sustainability Committee terms of reference is available at www.wheatonpm.com.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the committees of the Board and individual directors. The Governance and Sustainability Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the committees of the Board and individual directors.

The process for individual director peer evaluations includes a formal one-on-one session between each director and the Chair of the Board to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director has. These sessions are typically held in February of each year. A summary of the findings is presented by the Chair of the Board to the Board in March of each year.

The process for Board and Committee evaluations includes a written questionnaire that is circulated to each member of the Board. In addition to specific questions for which a rating is assigned by each director, directors are solicited for any comments with respect to Board and Committee composition, effectiveness, performance and conduct of meetings, as well as Company strategy, operations and organization. Results are aggregated and a written report prepared summarizing the results. The written report is circulated to the Chair of the Board and to the Governance and Sustainability Committee, and presented to and discussed with the Board in March of each year.

The foregoing process was undertaken during February and March 2020, with the results of the 2020 written review and the one-on-one sessions presented at a Board meeting held on March 11, 2020.

Director Share Ownership Requirements

Each non-executive director of the Company is required to hold Common Shares having a value equal to at least three times the amount of the annual retainer paid to such director, including the value of any Restricted Share Rights (see “Restricted Share Plan” on page 84 for further details and definitions regarding the Restricted Share Rights), granted to such director in respect of the year in which the calculation is determined (or in respect of the prior year if no grant has yet been made to such director in respect of such year), but excluding any additional retainer paid to a director in his or her capacity as the Chair of the Board or Chair of any Committee of the Board. This share ownership requirement must be attained within five years of becoming a director of the Company.

The following table provides information regarding the share ownership, actual and required, for each non-executive director as of December 31, 2019. Stock options are not granted to the Company’s non-executive directors.

Director Share Ownership Requirements and Actual Share Ownership

		Actual Share Ownership (1)
	Ownership		Restricted	Total	Satisfied
	Requirment	Common	Share Rights	Ownership	Ownership
Name	(C$)	Shares (C$) (2)	(C$) (3)	(C$)	Requirement?
George L. Brack	705,042	562,096 (14,547 Shares)	741,770 (18,603 Rights)	1,303,866	Yes
John A. Brough	705,042	$Nil (Nil Shares)	1,041,734 (26,960 Rights)	1,041,734	Yes
R. Peter Gillin (4)	705,042	960,204 (24,850 Shares)	2,183,005 (56,496 Rights)	3,143,209	Yes
Chantal Gosselin	705,042	111,051 (2,874 Shares)	1,222,956 (31,650 Rights)	1,334,007	Yes
Douglas M. Holtby (6)	959,916	8,426,070 (218,066 Shares)	420,017 (10,870 Rights)	8,846,087	Yes
Charles Jeannes (5)	—	538,255 (13,930 Shares)	257,729 (6,670 Rights)	795,984	Yes
Eduardo Luna	705,042	4,252,448 (110,053 Shares)	1,771,449 (45,449 Rights)	6,023,897	Yes
Marilyn Schonberner (5)	—	153,401 (3,970 Shares)	311,825 (8,070 Rights)	465,226	Yes

(1)                                 Represents Common Shares and Restricted Share Rights beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised as of December 31, 2019. In calculating such holdings, a director may include any Restricted Share Rights, but may not include any options held. The number of securities held by directors is to the knowledge of the Company based on information provided by the directors.

(2)                                 The value of the Common Shares is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2019 of C$38.64; and (ii) the weighted average acquisition cost of the Common Shares.

(3)                                 This column includes all Restricted Share Rights held including Restricted Share Rights in respect of which the restricted period has expired but for which a director has elected to defer receipt. The value of the Restricted Share Rights is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2019 of C$38.64; and (ii) the closing price of the Common Shares one business day prior to the date of grant of the relevant Restricted Share Rights.

(4)                                 15,850 of these Common Shares are held indirectly through Mr. Gillin’s private company, RPCG Investments Ltd.

(5)                                 Mr. Jeannes and Ms. Schonberner were appointed to the Board November 9, 2016 and February 26, 2018, respectively, and have five years from the date of their appointment to attain the required share ownership. Notwithstanding this, Mr. Jeannes has already achieved the required share ownership.

(6)                                 174,909 of these Common Shares are held indirectly through Mr. Holtby’s private company, Holtby Capital Corporation.

Director Compensation

The Governance and Sustainability Committee makes recommendations to the Board relating to the compensation of Board members and the Board meets annually to review the adequacy and form of directors’ compensation. For the financial year ended December 31, 2019, each non-executive director of the Company received: (i) an annual retainer fee of C$100,000, (ii) meeting fees of C$1,500 for each Board or committee of the Board meeting attended in person or by teleconference, and (iii) travel fees of C$1,500 for travel required to attend a Board or committee meeting held at a location where the director does not reside. The Chair of the Audit Committee (currently, Mr. Brough) received an additional C$30,000 per year. The Chair of the Human Resources Committee (currently, Mr. Gillin) received an additional C$30,000 per year. The Chair of the Governance and Sustainability Committee (currently, Mr. Brack) received an additional C$15,000 per year. The Chair of the Board (currently, Mr. Holtby) received an additional C$90,000 per year. In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.

Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options which were discontinued for non-executive directors in 2005. In March 2017, the Board determined to grant Restricted Share Rights to non-executive directors to acquire that number of Common Shares of the Company that would equate to a value of C$135,000 and Restricted Share Rights to the Chair of the Board to acquire that number of Common Shares of the Company that would equate to a value of C$220,000.

Director Compensation Summary

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2019.

Director Compensation Table (1)

				Non-equity	All Other
		Share-based	Option-based	Incentive Plan	Compensation
	Fees Earned	Awards (2)	Awards	Compensation	(3)	Total
Name	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
George L. Brack	139,000	135,014	—	—	5,718	279,732
John A. Brough	163,000	135,014	—	—	8,810	306,824
R. Peter Gillin	163,000	135,014	—	—	23,877	321,891
Chantal Gosselin	133,000	135,014	—	—	11,971	279,985
Douglas M. Holtby	208,000	219,972	—	—	—	427,972
Eduardo Luna	130,300	135,014	—	—	18,583	283,897
Charles A. Jeannes	131,500	135,014	—	—	—	266,514
Marilyn Schonberner	133,000	135,014	—	—	—	268,014
TOTALS	1,200,800	1,165,070	—	—	68,959	2,434,829

(1)                                 Directors’ fees are paid in Canadian dollars.

(2)                                 Each of Messrs. Brack, Brough, Gillin, Luna, Jeannes and Mses. Gosselin and Schonberner were granted 4,100 and Mr. Holtby was granted 6,680 Restricted Share Rights on March 25, 2019 at a deemed price of C$32.93 per share (being the grant date fair value based on the closing price of the Common Shares on the TSX on March 22, 2019) with restricted periods expiring as to 2,050 on March 25, 2020 and as to 2,050 on March 25, 2021. This is consistent with the accounting values used in the Company’s financial statements.

(3)                                 This column includes equivalent cash payments to the dividends paid on the Common Shares, received by holders of Restricted Share Rights in respect of which the restricted period has expired but for which the holder has elected to defer receipt.

The table below provides a further break down of the “Fees Earned” column from the previous table for the financial year ended December 31, 2019.

Breakdown of Fees Earned Table (1)

		Board/	Aggregate	Aggregate
	Board	Committee	Board	Committee
	Annual	Chair	Attendance	Attendance	Aggregate	Total Fees
	Retainer	Retainer	Fee	Fee	Travel Fee	Earned
Name	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
George L. Brack (Chair of the Governance and Nominating Committee)	100,000	15,000	9,000	9,000	6,000	139,000
John A. Brough (Chair of the Audit Committee)	100,000	30,000	9,000	9,000	15,000	163,000
R. Peter Gillin (Chair of the Human Resources Committee)	100,000	30,000	9,000	9,000	15,000	163,000
Chantal Gosselin	100,000	n/a	9,000	9,000	15,000	133,000
Douglas M. Holtby (Chair of the Board)	100,000	90,000	9,000	6,000	3,000	208,000
Eduardo Luna	100,000	n/a	9,000	9,000	12,300	130,300
Charles Jeannes	100,000	n/a	9,000	7,500	15,000	131,500
Marilyn Schonberner	100,000	n/a	9,000	9,000	15,000	133,000

(1)                                 Directors’ fees are paid in Canadian dollars.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2019.

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
						Market or	Market or payout
	Number of				Number of	payout value	value of share-
	securities			Value of	shares or units	of share-based	based awards
	underlying	Option		unexercised	of shares that	awards that	not paid out or
	unexercised	exercise	Option	in-the-money	have not	have not	distributed
	options	price	expiration	options	vested (1)	vested (2)	(2) (3)
Name	(#)	(C$)	date	(C$)	(#)	(C$)	(C$)
George L. Brack	—	—	n/a	—	6,670	257,729	461,091
John A. Brough	—	—	n/a	—	8,575	331,338	710,396
R. Peter Gillin	—	—	n/a	—	6,670	257,729	1,925,277
Chantal Gosselin	—	—	n/a	—	6,670	257,729	965,227
Douglas M. Holtby	—	—	n/a	—	10,870	420,017	—
Eduardo Luna	—	—	n/a	—	6,670	257,729	1,498,421
Charles Jeannes	—	—	n/a	—	6,670	257,729	—
Marilyn Schonberner	—	—	n/a	—	8,070	311,825	—

(1)                                 This column reflects Restricted Share Units for which the restricted period had not yet expired as of December 31, 2019. See footnote (2) to the table entitled “Value Vested or Earned During the Financial Year Ended December 31, 2019” for further details.

(2)                                 Calculated using the closing price of the Common Shares on the TSX on December 31, 2019 of C$38.64.

(3)                                 This column reflects Restricted Share Rights for which the restricted period has expired and for which the holder has irrevocably elected to defer receipt beyond December 31, 2019. See the footnotes to “Value Vested or Earned During the Financial Year Ended December 31, 2019” table for details of deferral elections made during 2019.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2019.

Value Vested or Earned During the Financial Year Ended December 31, 2019

Non-equity
	Option-based	Share-based	incentive plan
	awards – Value	awards – Value	compensation –
	vested during the	vested during the	Value earned
	year	year (1) (2)	during the year
Name	($)	(C$)	(C$)
George L. Brack	—	166,424	—
John A. Brough	—	125,280	—
R. Peter Gillin	—	—	—
Chantal Gosselin	—	—	—
Douglas M. Holtby	—	271,247	—
Eduardo Luna	—	—	—
Charles Jeannes	—	166,424	—
Marilyn Schonberner	—	—	—

(1)                                 Calculated using the closing price of the Common Shares on the TSX on the trading day immediately prior to the date the restricted period expires, which reflects the value that would have been realized if the share based awards had been exercised.

(2)                                 This column does not include Restricted Share Rights for which the original restricted period expired during the year where the holder has irrevocably elected to postpone the expiry of the restricted period to some later date. Such value is reported in the table above entitled “Outstanding Option-Based Awards and Share-Based Awards” in the column titled “Market or payout value of share-based awards not paid out or distributed”. Deferral elections made during 2019 for Restricted Share Rights are set out below. Please refer to prior year circulars for information on deferral elections made in prior years.

•                  Mr. Brough elected to defer receipt of the Restricted Share Rights granted on that portion of the grant made March 26, 2018 for which the end of the restricted period was March 26, 2019 until March 26, 2023; and

•                  Each of Messrs. Gillin and Luna and Ms. Gosselin elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2019 year until retirement.

Retirement Policy for Directors

The Company does not have a retirement age policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company has purchased for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2019:

(a)         the total amount of insurance is $155,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)         the total cost for directors and officers liability insurance during 2019 was $1,221,950. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)          the policy provides for deductibles as follows:

(i)             with respect to the directors and officers there is no deductible applicable, unless the Company is permitted by laws and is financially able to indemnity the directors and officers, in which case there is a deductible per claim of $1,000,000; and

(ii)          with respect to reimbursement of the Company there is a deductible per claim of $1,000,000.

Executive Compensation

Compensation Discussion and Analysis

Table of Contents

OUR YEAR IN REVIEW - 2019	43
INTRODUCTION	43
OBJECTIVES OF COMPENSATION PROGRAM	43
OVERVIEW OF THE COMPENSATION PHILOSOPHY	44
OPPORTUNITY FOR SHAREHOLDER FEEDBACK	44
ROLE OF THE HUMAN RESOURCES COMMITTEE	44
NAMED EXECUTIVE OFFICERS	46
ROLE OF THE CHIEF EXECUTIVE OFFICER	46
ROLE OF THE COMPENSATION CONSULTANT	47
ELEMENTS OF EXECUTIVE COMPENSATION	48
OVERVIEW OF HOW COMPENSATION PROGRAM FITS WITH WHEATON COMPENSATION GOALS	50
THE COMPARATOR GROUPS	50
BENCHMARKING	53
BASE SALARY	53
ANNUAL PERFORMANCE BASED CASH INCENTIVES	53
CORPORATE PERFORMANCE OBJECTIVES	54
PERSONAL PERFORMANCE OBJECTIVES	58
LONG-TERM INCENTIVE PLAN — STOCK OPTIONS, RESTRICTED SHARE RIGHTS AND PERFORMANCE SHARE UNITS	59
2019 STOCK OPTION AWARDS	60
2019 RESTRICTED SHARE RIGHT AWARDS	61
2019 PERFORMANCE SHARE UNIT AWARDS	62

RETIREMENT PLANS	64
OTHER COMPENSATION — PERQUISITES	65
EXECUTIVE SHARE OWNERSHIP POLICY	65
POLICY REGARDING CERTAIN FINANCIAL INSTRUMENTS	66
CONSIDERATION OF RISK ASSOCIATED WITH EXECUTIVE COMPENSATION	66
SUCCESSION PLANNING FOR PRESIDENT AND CHIEF EXECUTIVE OFFICER	68
PAY FOR PERFORMANCE ALIGNMENT	68
PERFORMANCE GRAPH	70
NET REALIZABLE PAY	71
SUMMARY COMPENSATION TABLE	73
INCENTIVE PLAN AWARDS	75
TERMINATION AND CHANGE OF CONTROL BENEFITS	77
ESTIMATED INCREMENTAL PAYMENT ON CHANGE OF CONTROL OR TERMINATION	80
SHARE OPTION PLAN	81
PERFORMANCE SHARE UNIT PLAN	83
RESTRICTED SHARE PLAN	84

Our Year in Review - 2019

See “2019 Compensation At A Glance” on page [iii] of this Circular for a summary of Wheaton’s compensation practices and results in 2019.

Introduction

This Compensation Discussion and Analysis section provides full details on the objectives of Wheaton’s compensation program, Wheaton’s compensation philosophy, the role and responsibility of the Human Resources Committee in connection with compensation matters, selection of the Company’s comparator group for determining compensation, discusses how compensation is determined for executives and describes each element of executive pay.

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)         compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)         calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)          an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)         internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)          the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Opportunity for Shareholder Feedback

The Board believes that it is important to have regular and constructive engagement with its shareholders to discuss those aspects of the Company’s executive compensation that are of importance to shareholders and to allow and encourage shareholders to express their views on executive compensation matters to the Board outside of the annual meeting. Shareholders are invited to express their views to the Board or the Human Resources Committee by contacting the Board or committee in the manner described under the heading “Shareholder Engagement & Contacting the Board of Directors” on page 89.

The Board has also adopted a policy providing for an annual advisory vote on executive compensation, known as “Say on Pay”, in order to give the Company’s shareholders a formal opportunity to provide their views on the executive compensation program of the Company. At the 2019 Annual and Special Meeting of Shareholders, 94% of the votes cast were in favour of the resolution accepting the Company’s approach to executive compensation. See “Special Matters — Say on Pay Advisory Vote” on page 88 for further details.

Role of the Human Resources Committee

The Human Resources Committee, comprised of independent directors, is established by the Board to assist in fulfilling the Board’s responsibilities relating to human resources and compensation matters and to establish a plan of continuity for senior management. The Human Resources Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by senior management in a manner that will enhance the sustainable profitability and growth of the Company.

The Human Resources Committee reviews on an annual basis the overall compensation package for each executive officer. It submits to the Boards of Wheaton and Wheaton International (as defined herein) recommendations with respect to the base salary, annual bonus and long-term incentive award for each executive officer, as applicable. During 2019, the Human Resources Committee received various reports from Mercer reviewing Wheaton’s past and current compensation levels for executives, in comparison to a peer group of companies selected by the Human Resources Committee, and practices in the current market. See “The Comparator Groups” on page 50 for details on the peer group.

The Human Resources Committee makes recommendations to the Board annually after reviewing the matters discussed in Mercer’s reports, discussing various factors with management, comparing compensation to the 2019 Comparator Group and the 2019 Adjusted Comparator Group (both as defined below), and receiving recommendations from the Chief Executive Officer in March 2019 with respect to 2019 base salaries and 2019 long-term incentive awards for executive officers, and in March 2020 with respect to 2019 annual performance-based cash incentives. In making its recommendations, the Human Resources Committee was satisfied that all recommendations complied with the Human Resources Committee’s philosophy and guidelines.

In accordance with Terms of Reference for the Human Resources Committee, the Human Resources Committee is authorized to:

•                  retain or obtain the advice of compensation consultants, independent counsel and other advisors;

•                  appoint, compensate and have oversight over the work of compensation consultants, independent counsel and other advisors;

•                  determine appropriate funding to be paid to compensation consultants, independent counsel and other advisors;

•                  conduct independence assessments of compensation consultants, independent counsel and other advisors at the time they are appointed and on an annual basis thereafter; and

•                  identify any conflict of interest issues with compensation consultants annually to shareholders.

The Human Resources Committee did not identify any conflict of interest issues that could reasonably be expected to interfere with the independence of its compensation consultant for the year ended December 31, 2019. A copy of the Human Resources Committee terms of reference is available at www.wheatonpm.com.

The members of the Human Resources Committee, their independence (as such term is defined in National Instrument 52-110 Audit Committees and the NYSE Enhanced Independence Rules) and their experience relevant to their responsibilities in executive compensation are as follows:

Name	Independent	Relevant Experience
R. Peter Gillin (Chair)	Yes	Member and Chair of Dundee Precious Metals Inc.’s Compensation Committee

Member of Sherritt International Corporation’s Human Resources Committee from 2010 to 2017

Member and Chair of Turquoise Hill Resources Ltd.’s Compensation Committee from 2012 to 2017

Hugessen Consulting Seminar — Executive Compensation in a Changing Environment (2015)

Rotman School of Management, Major Challenges in Today’s Boardroom, Stanford/Rotman Corporate Governance Day (including Executive Compensation) (2016)

Hugessen Consulting Seminar — Executive Pay Trends and Issues (2017)

Hugessen Consulting Seminar — Executive Pay Trends and Issues (2018)

Name	Independent	Relevant Experience
Charles Jeannes	Yes	President and CEO of Goldcorp Inc. from 2008 to 2016

Member of Pan American Silver Corp.’s (previously Tahoe Resources Inc.) Human Resources Committee

Member of Orla Mining Ltd.’s Compensation Committee

Executive Vice President, Administration of Glamis Gold Ltd. from 2001 to 2006

Eduardo Luna	Yes	Member of Coeur Mining Inc.’s Compensation Committee

CEO of Rochester Resoures Ltd. from 2007 to 2018

Marilyn Schonberner	Yes	Member of New Gold Inc.’s Compensation Committee

CFO and Senior Vice President, and an Executive Director, of Nexen Energy ULC from 2016 to 2018

General Manager of Human Resources Services; Director of Corporate Audit; Director of Business Services U.K.; and Treasurer and Vice President of Corporate Planning of Nexen Energy ULC from 1997 to 2016

Mercer and Blakes - Executive Compensation Trends and Legal Developments (2019)

Hugessen Consulting and ICD - Webinar - Executive Compensation Trends (2019)

Hugessen Consulting Seminar — Executive Pay Trends and Issues (2018) Completed Module III of the ICD Directors Education Program on “Guiding Human Performance” (2018)

The Human Resources Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives, and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Human Resources Committee, including experiences with financial matters, human resources and management of public companies. The skills and experiences of the individual members of the Human Resources Committee together with input and advice from Mercer, enable the Human Resources Committee to make the decisions on the suitability of the Company’s compensation program.

Named Executive Officers

For the remainder of this management information circular, the following individuals included in the “Summary Compensation Table” on page 73 are referred to as the “Named Executive Officers” or “NEOs”:

•                  Randy V.J. Smallwood, President and Chief Executive Officer;

•                  Gary D. Brown, Senior Vice President and Chief Financial Officer;

•                  Curt D. Bernardi, Senior Vice President, Legal and Corporate Secretary;

•                  Haytham H. Hodaly, Senior Vice President, Corporate Development; and

•                  Nikola Tatarkin, President, Wheaton Precious Metals International Ltd. (“Wheaton International”).

Role of the Chief Executive Officer

The Chief Executive Officer completes a review of the Named Executive Officers’ performance in accordance with the evaluation criteria listed below in the “Annual Performance Based Cash Incentives” section. Based on the foregoing evaluation, as well as a subjective assessment, the Chief Executive Officer makes a recommendation to the Human Resources Committee on base salaries, cash bonuses and long-term incentive plan awards for each Named Executive Officer, which is taken into consideration by the Human Resources Committee in completing its review and ultimate recommendations to the Board.

Role of the Compensation Consultant

Mercer’s mandate with the Human Resources Committee includes providing advice on the competitiveness and appropriateness of compensation programs for the Named Executive Officers and members of the Board, as required. This mandate may include advice with respect to base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment agreements and change of control provisions.

The Human Resources Committee will agree annually and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Human Resources Committee and the fees associated with such work. Mercer reports directly to the Chair of the Human Resources Committee. Neither the Board nor the Human Resources Committee formal pre-approval is required in order for the Company or its affiliates to obtain services other than compensation services from Mercer or its affiliates. The Human Resources Committee reviews the engagement of Mercer annually to ensure that all reasonable steps are taken to minimize any potential conflicts of interest. In conducting the review for each of 2018 and 2019, the Human Resources Committee recognized that the fees paid to Mercer and its affiliates for insurance-related matters exceeded the fees paid to Mercer for executive compensation-related matters. However, the Human Resources Committee was satisfied that Mercer’s advice was objective and free from any conflict that could reasonably be expected to interfere with the independence of Mercer. The Human Resources Committee considered the following factors in making this determination: (i) the percentage of fees Mercer and its affiliates received from the Company was minimal compared to Mercer’s and its affiliates total revenues; (ii) Mercer has internal policies and procedures designed to prevent potential conflicts of interest; and (iii) there were no known business or personal relationships between the Company (and its directors and officers) and Mercer (and Mercer’s and its affiliates’ directors and officers).

During 2019 and the first quarter of 2020, Mercer was engaged by the Human Resources Committee to conduct a compensation review of the Named Executive Officers and present its findings based on a comparison of compensation levels of a peer group of companies. Although Mercer provides advice to the Human Resources Committee, the decisions of the Human Resources Committee may reflect factors and considerations other than the information and recommendations provided by Mercer.

Fees billed by Mercer and its affiliates in respect of services in 2018 and 2019 are detailed below:

Mercer and Affiliate Fees

	2018 (1)	2019 (1)
	($)	($)
Executive Compensation-Related Fees	98,059	49,146
Insurance related fees (2)	150,000	178,545
All Other Fees (2)	1,035,082	1,144,908
TOTAL	1,283,141	1,372,599

(1)                                 Fees paid in Canadian dollars are converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$0.7699 for the financial year ended December 31, 2019 and at the exchange rate of C$1.00 = US$0.7330 for the financial year ended December 31, 2018.

(2)                                 Marsh Canada Limited, an affiliate of Mercer, provided insurance and insurance related services to the Company in 2019 and 2018. Marsh Management, an affiliate of Mercer, provided insurance and insurance related services in 2019 and 2018 to Wheaton International. Of the fees paid in 2019, approximately $1,144,908 relate to premiums paid to affiliates of Mercer which were to have been passed through by those affiliates to carriers of the underlying insurance policies, and only approximately $178,545 relate to fees that were to be retained by Mercer affiliates.

Elements of Executive Compensation

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and long-term equity incentives in the form of stock options, restricted share rights (see “Restricted Share Plan” on page 84 for further details and definitions regarding Restricted Share Rights) and Performance Share Units (see “Performance Share Unit Plan” on page 83 for further details and definitions regarding Performance Share Units). The Company believes that the bonus and long-term incentive components of compensation serve to further align the interests of management with the interests of the Company’s shareholders.

Beginning in 2017, the Human Resources Committee recommended that Restricted Share Rights be awarded to all employees, including Named Executive Officers, as part of the long-term incentive plan awards.

For the financial year ended December 31, 2019, the Company’s executive compensation program consisted of the following elements.

Element of			Performance	Form of
Compensation	Summary and Purpose	Risk	Period	Compensation
Base Salary

Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

		Not at Risk	1 year	Cash

The Human Resources Committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above. Typically, the Human Resources Committee makes annual salary adjustments in March of each year for the 12-month period from January 1 to December 31 of that year.

Annual Performance-Based Cash Incentives (Bonus)

Annual performance-based cash incentives are a variable component of compensation designed to reward the NEOs for maximizing annual operating performance. Annual performance-based awards can range from 0% to 200% of base salary. In making annual performance-based awards, the Human Resources Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

		At Risk	1 year	Cash

The Human Resources Committee reviews annual performance based -awards of cash as part of its overall annual assessment of Company and individual performance, as more fully described under the heading “Annual Performance Based Cash Incentives”. Typically, the Human Resources Committee makes awards in March of each year for the 12-month period from January 1 to December 31 of the prior year.

Element of			Performance	Form of
Compensation	Summary and Purpose	Risk	Period	Compensation
Medium and Long-Term Incentive Plan — Stock Options, Restricted Share Rights and Performance Share Units

Long-Term Incentive Plan compensation is a variable component of compensation intended to reward the NEOs for their success in achieving sustained, long-term profitability and increases in stock value. Typically, the Human Resources Committee makes awards in March of each year for the 12-month period from January 1 to December 31 of that year.

		At Risk	Options: 5 years	Equity (settled in Common Shares for both stock options and Restricted Share Rights and cash for PSUs)

Long-Term Incentive Plan awards are made in stock options, Restricted Share Rights and Performance Share Units with the value of each Named Executive Officer’s award targeted to be approximately 50% in Performance Share Units, 25% in stock options and 25% in restricted share rights.

Restricted Share Rights: 3 years

Performance based Restricted Share Rights are a variable component of compensation designed to reward the Company’s executive officers for maximizing operating performance, while at the same time rewarding the Company’s executive officers for its success in achieving sustained, long-term profitability and increases in stock value. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s shareholders both through the possible increase in the price of the Common Shares over time and longer-term vesting schedules. Restricted periods for restricted share rights occur as to 50% on each of the first and second anniversary of grant.

PSUs: 3 years

Performance Share Units provide a component of the long-term incentive plan that continues to offer a potential for a payout and incentivizing employees even if the Common Share price declines, provided that the Company’s performance exceeded that of a comparator group. In addition, the performance period for awards to date has been set at three years, thereby incentivizing management to take a longer-term view of Company performance.

Other Compensation (Including Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, and paid parking. In addition, for Canadian employees, the Company provides a contribution to a registered retirement savings plan and a contribution to the Company’s Supplemental Employee Retirement Plan (“SERP”). A separate retirement plan is in effect for Caymanian employees. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.	Not at Risk	1 year/ Retirement	—

The breakdown of each element of compensation of the Chief Executive Officer as a percentage of total compensation is reflected in the following pie chart for 2019:

Overview of How Compensation Program Fits with Wheaton Compensation Goals

1.                                      Attract, Retain and Motivate Key Talent

The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mining environment through the following elements:

•                  a competitive cash compensation program, consisting of base salary, contribution to RRSP/SERP/retirement and cash bonus, which is generally consistent with or superior to similar opportunities; and

•                  providing an opportunity to participate in the Company’s growth through stock options, Performance Share Units and Restricted Share Rights.

2.                                      Alignment of Interest of Management with Interest of the Company’s Shareholders

The compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

•                  the grant of stock options, Performance Share Units and Restricted Share Rights, where, if the price of the Common Shares increases over time, both executives and shareholders will benefit;

•                  two-year vesting schedule on stock option awards and Restricted Share Rights, and a three-year vesting term on Performance Share Units which drives management to create long-term shareholder value, rather than focusing on short-term increases; and

•                  an executive share ownership policy (see “Executive Share Ownership Policy” on page 65 for further details).

The Comparator Groups

The Human Resources Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable.

The Human Resources Committee and the Company are constantly assessing the methods for selection of comparator group members because of the importance of benchmarking for the purposes of evaluating and considering executive compensation. In November 2018, the Human Resources Committee considered the methods and parameters for the selection of comparator group members and established the following enhanced methods and parameters to be considered in selecting and updating members of the comparator group:

		Description				Impact on
		of				2019
		Comparator			4 Market Cap	Comparator
No.	Criterion	Group	Committee Consideration		Screen	Group
1	Industry	Metals Streaming	•	Include direct competitors that are obvious peers to the Company	Exclude direct competitors that are too large or small compared to Company	No change to comparator group

2	Competition for Talent	Mining Producers	•	Include companies that are within the mining sector, but that are not direct competitors	First apply +/- 50% as screen. After application of Business Model criterion, include next closest in size until comparator group reaches 15	Yes — comparator group adjusted to add one and remove four companies
			•	These companies would represent the most significant competitors with respect to attracting and retaining talent
			•	Preference to include Vancouver based companies

3	Business Model	Other Commodity Streaming	•	Companies should employ the same business model but may be in different sector	Apply +/- 50% as screen	Yes — comparator group adjusted to add three companies
			•	Consider if other companies have used Company as a comparator

As a result of these enhanced methods and parameters, the Human Resources Committee adopted the following comparator group (the “2019 Comparator Group”) for the purposes of benchmarking and determining bonus awards for 2018 as well as salaries and long-term awards in respect of the 2019 year:

The 2019 Comparator Group

•	Agnico-Eagle Mines Limited	•	Lundin Mining Co.
•	B2 Gold Corp.	•	Osisko Gold Royalties
•	First Quantum Minerals Ltd.	•	Pan American Silver Corp.
•	Franco-Nevada Corporation	•	PrairieSky Royalty Ltd.
•	Goldcorp Inc.	•	Royal Gold, Inc.
•	IAMGold Corporation	•	Teck Resources Limited
•	Kinross Gold Corp.	•	Yamana Gold Inc.
•	Kirkland Lake Gold Ltd.

The 2019 Comparator Group was adjusted (the “2019 Adjusted Comparator Group”) following compensation decisions relating to salaries and long-term awards in respect of the 2019 year in order to remove Goldcorp Inc. as a result of the merger between Goldcorp Inc. and Newmont Corporation and the adjusted group was adopted for purposes of determining bonus awards for 2019 as well as salaries and long-term awards in respect of the 2020 year. The Human Resources Committee believes that the 2019 Adjusted Comparator Group members are an appropriate and comparable group for the purposes of benchmarking and determining executive compensation.

Set out below are the names of the entities, as well as details on the revenue, market capitalization and enterprise value of the 2019 Adjusted Comparator Group.

2019 Adjusted Comparator Group (1)

	Market Cap	Revenue	Net Income
	($ Millions)	($ Millions)	($ Millions)
Agnico-Eagle Mines Limited	14,731	2,495	473
B2Gold Corp.	4,028	1,225	29
First Quantum Minerals Ltd.	6,799	4,067	(57)
Franco-Nevada Corporation	19,052	732	200
IAMGold Corporation	1,714	1,065	(413)
Kinross Gold Corp.	5,817	3,497	719
Kirkland Lake Gold Ltd.	9,040	1,380	560
Lundin Mining Co.	4,293	1,893	167
Osisko Gold Royalties	1,497	296	(176)
Pan American Silver Corp.	4,858	1,351	111
PrairieSky Royalty Ltd.	2,677	188	84
Royal Gold, Inc.	8,019	464	167
Teck Resources Limited	9,403	8,991	255
Yamana Gold Inc.	3,681	1,612	226

Wheaton Precious Metals Corp.	13,019	794	427

Wheaton Percent Rank	90%	25%	83%

(1)           As of December 31, 2019, based upon publicly available information.

The diagrams below graphically show the relative revenue and market capitalization and net income and market capitalization of Wheaton and the 2019 Adjusted Comparator Group.

Revenue and Market Capitalization of Wheaton and 2019 Adjusted Comparator Group	Net Income and Market Capitalization of Wheaton and 2019 Adjusted Comparator Group

Benchmarking

In arriving at a targeted total compensation package for 2019, the Human Resources Committee generally recommended to the Board that the executive officers receive (i) base salaries that are typically targeted at the 50th percentile, or average, of the 2019 Comparator Group, and (ii) long-term incentive and bonus compensation that are typically on the higher end of the targeted range of the 2019 Comparator Group in the case of long-term incentive compensation and the 2019 Adjusted Comparator Group in the case of bonus compensation, due to the Company’s unique business model and deal-driven nature.

Base Salary

In determining the base salary of a Named Executive Officer, the Human Resources Committee’s practice is to consider the recommendations made by the Chief Executive Officer and to review the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization, revenue and complexity. In addition, the Human Resource Committee considers the findings of Mercer in their report relating to base salary. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Human Resources Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year, and an overall assessment of market, industry and economic conditions.

The Human Resources Committee reviews Named Executive Officer salaries at least annually as part of its overall competitive market assessment. Typically, the Human Resources Committee makes annual salary adjustments in March of each year for the 12-month period from January 1 to December 31 of that year.

The 2019 base salaries of each of the Named Executive Officers were increased from their respective 2018 base salaries by 5% to better align with market practice and the 2019 Comparator Group. The base salary for Mr. Tatarkin was ultimately determined by the Board of Wheaton International in January 2019, based on recommendation from the Human Resources Committee.

Annual Performance Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the Human Resources Committee has implemented a performance-based incentive plan that includes a target bonus for each Named Executive Officer, corporate and personal performance objectives and a payout depending on the achievement of those objectives. The Human Resources Committee also considers the recommendations made by the Chief Executive Officer in assessing the corporate and personal performance over the past year, and the findings of Mercer in their report relating to the annual cash bonus.

Importantly, however, the Human Resources Committee reviews the bonus that would be determined as a result of the application of the performance based incentive plan and retains complete discretion to (i) award compensation absent attainment of the relevant performance goal, (ii) not award compensation even if the relevant performance goal is attained, (iii) award compensation in excess of any expressed maximum or less than any expressed minimum, and (iv) otherwise reduce or increase the size of any award or payout. As part of their determination of whether to exercise discretion to adjust any award or payout, the Human Resources Committee compares the award that would have been determined as a result of the application of the performance-based incentive plan to the bonuses paid to executives with similar titles and roles at the 2019 Adjusted Comparator Group.

In making annual performance based awards, the Human Resources Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions in the operation of the Company that support the Company’s overall business strategy and the effective operation of the Company’s business, and as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

The following table summarizes the annual target bonus and the breakdown of the weighting of each of the corporate and personal performance objectives for each of the Named Executive Officers.

Target Bonus and Weightings (1)

	President and	SVP and
	Chief	Chief	SVP, Legal	SVP,	President,
	Executive	Financial	and Corporate	Corporate	Wheaton
	Officer	Officer	Secretary	Development	International
Corporate Performance Weighting
Growth	35%	27.5%	32.5%	45%	45%
Portfolio Performance	15%	15%	15%	15%	15%
Financial Excellence	20%	25%	22.5%	10%	7.5%
Operational Excellence	22.5%	25%	22.5%	22.5%	25%
Environment, Health & Safety	7.5%	7.5%	7.5%	7.5%	7.5%
Total Corporate Performance	100%	100%	100%	100%	100%
Total Corporate Performance Weighting	75%	65%	65%	65%	60%
Personal Performance Weighting	25%	35%	35%	35%	40%
Combined Performance Total	100%	100%	100%	100%	100%

Target Bonus (% of Base Salary)	100%	75%	75%	75%	60%
Maximum Bonus (200% of Target Bonus)	200%	150%	150%	150%	120%

(1)                                 Mr. Tatarkin’s bonus is ultimately determined by the Board of Wheaton International based on recommendation from the Human Resources Committee.

Corporate Performance Objectives

The following table details the targets for threshold, target and maximum achievement for each of the corporate performance objectives, as well as the actual performance achieved for 2019 and the resulting performance factor to be applied in determining bonuses. The Human Resources Committee has previously determined to put in place a 200% cap on the overall performance factors for each of the Growth, Portfolio Performance, Financial Excellence and Operational Excellence categories.

Target Corporate Performance and Actual Results

			Threshold	Target	Maximum	Actual	Weighting in	Performance
			(50%)	(100%)	(200%)	Performance	Category	Factor
1.	Growth
	(a)	Total Cost / Net Present Payable Ounces (“NPO”) as a% of spot price (1)	102%	95%	88%	0%	33.3%
	(b)	NPO	0.0Moz	32.5Moz	65.0Moz	0oz	33.3%
	(c)	Increase in Mineral Reserves & Mineral Resources (“R&R”)						0%
	•	Increase in Mineral Reserves	0Moz	50Moz	100Moz	0oz	22.2%
	•	Increase in Mineral Resources	0Moz	50Moz	100Moz	0Moz	11.1%
	Total Growth						100%

2.	Portfolio Performance
	Change in R&R, excluding current year new deals
	•	Change in Reserves	-5.0%	0.0%	5.0%	-0.3%	66.7%
	•	Change in Resources	-5.0%	0.0%	5.0%	-0.2%	33.3%	94%
	Total Portfolio Performance						100%

3.	Financial Excellence
	(a)	Change in NPO per Share	0.0%	0.03%	0.05%	-0.2%	50.0%
	(b)	Debt Service Capacity	Qualitative Assessment				25.0%	105%
	(c)	Relative Share Price Performance	25%	50.0%	75.0%	80%	25.0%
	Total Financial Excellence						100%

4.	Operational Excellence
	(a)	Payable Ounces	-10.0%	0.0%	10.0%	1.9%	33.3%
	(b)	Production Ounces	-10.0%	0.0%	10.0%	0.9%	33.3%	120%
	(c)	Expense Control	10%	0.0%	-10.0%	-7.1%	33.3%

5.	Environment, Health, Safety & Sustainability
	Environment, Health, Safety & Sustainability		Qualitative Assessment				100%	200%

6.	Overall Qualitative Adjustment
	Discretionary Overall Qualitative Adjustment		Qualitative Assessment				—	17%

(1)                                 NPO is calculated by discounting expected future payable ounces by risk adjusted discount rates. Specifically, discount rates are adjusted to reflect: (i) mineral classification of production profile, with higher discount rates being used for categories with lower confidence levels; (ii) credit quality of counterparty; (iii) political risk; (iv) life cycle of the asset (whether in production, development or exploration stage); and (v) asset quality (the lower the cost quartile the lower the applied discount rate). The Total Cost / NPO as a percentage of spot price provides a consistent metric for comparing spot price to the price paid for each net present payable ounce. Total Cost is calculated as the Upfront Payment made in a streaming transaction plus the present value of expected production payments relative to future payable ounces.

The Corporate Performance objective is comprised of sub-objectives as noted in the table above, each of which are further described below.

The Growth performance objective is determined on the basis of three sub-objectives relating to new transactions announced during the year — total cost/NPO as a percentage of spot silver prices, NPO and increase in R&R. The evaluation of these sub-objectives is more fully described in the table and footnote above. The Growth performance objective is capped at an overall 200% performance factor.

Portfolio Performance measures the organic growth of the Company’s portfolio of assets in terms of R&R and includes a qualitative adjustment where appropriate. The Portfolio performance objective is capped at an overall 200% performance factor.

The Financial Excellence performance objective seeks to assess management’s ability to optimize the Company’s capital structure and is capped at an overall 200% performance factor. The Financial Excellence performance objective is based on three sub-objectives as follows:

(a)         The Change in NPO Per Share sub-objective measures the percentage change in NPO as a result of new transactions and capital management activities. During 2019 there was no accretion of NPO.

(b)         The Debt Service Capacity sub-objective involves a subjective assessment by the Human Resources Committee of the Company’s ability to access debt markets, leverage risk and ability to comply with financial covenants under its debt facilities. In arriving at a total qualitative assessment the Human Resources Committee considered that:

•      the Company repaid $390 million of bank debt through operating cash flow net of dividends;

•      the Company maintained its ability to withstand significant commodity price decreases; and

•      the Company amended its revolving credit facility to extend the maturity date to 2024.

(c)          The Relative Share Price Performance sub-objective compares the Common Share price of the Company with that of the 2019 Adjusted Comparator Group during the year. The Company’s price performance ranked in the 80th percentile relative to the 2019 Adjusted Comparator Group.

Operational Excellence measures three principal areas and is capped at an overall 200% performance factor:

•                  Payable Ounces performance metric measures the percentage by which the Company exceeded (missed) its annual budgeted payable ounces;

•                  Production Ounces performance metric measures the percentage by which the Company exceeded (missed) its annual production guidance; and

•                  Expense Control performance metric measures the percentage by which the actual general and administration expense of the Company for 2019 is less than (exceeds) the budgeted general and administration expense for 2019, adjusting for certain matters that were not appropriate to take into account in evaluating management’s ability to control expenses.

The Environment, Health, Safety & Sustainability performance objective is a qualitative assessment of the Company’s commitment and contribution to: business ethics; the environment; health and safety; community development and sustainability by the Company and its employees (collectively, the “CSR Program”). The Human Resources Committee assessed a performance factor of 200% based on consideration of the creation of comprehensive CSR Program, including (i) the Company being the first streaming company to join the United Nations Global Compact and endorse the World Gold Council’s Responsible Gold Mining Principles; (ii) amendments to the Company’s Code of Business Conduct and Ethics to include commitments to human rights, labour, anti-bribery and anti-corruption practices; (iii) adoption by the Company of a new Partner/Supplier Code of Conduct; (iv) addition of Sustainability Matters to the responsibilities of the Governance and Sustainability Committee (see page 34 for further details); (v) improvements in the Company’s ranking from Sustainalytics ESG Risk Ratings and maintaining of an ‘A’ rating from MSCI ESG Ratings; (vi) the Company’s involvement in and charitable contributions to CSR Programs; (vii) reduction of the Company’s carbon footprint; and (viii) the Company’s adherence and commitment to ethical business conduct. During 2019, the Wheaton group pledged more than US$2.9 million to over 60 organizations around the world.

As part of its consideration of the Discretionary Overall Qualitative Adjustment, the Human Resources Committee retains discretion to adjust the Corporate Performance actual results if necessary to ensure that they are fair and reasonable under the circumstances, rather than rigidly adhering to a formulaic approach that might not take into account developments during the year, intangibles in assessing the quality of an asset, comparisons of the resulting payout to the 2019 Adjusted Comparator Group and other considerations not reflected within the Corporate Performance objectives above.

In determining whether to apply its discretion to provide a qualitative adjustment in respect of the 2019 year, the Human Resources Committee considered the compensation of the 2019 Adjusted Comparator Group, together with the following factors:

•                  The efforts made by management in seeking out and pursuing new streaming opportunities;

•                  Application of the transfer pricing principles agreed to under a settlement with the CRA in December 2018 to the 2011 through 2017 taxation years;

•                  Realized US$18 million from sale of equity investments previously held;

•                  Invested $2 million in Caldas Gold Corp. and obtained a right of first refusal on a stream relative to the Marmato mine;

•                  Reached settlement in US Class Action with no cost to the Company (the settlement remains subject to final court approval); and

•                  Invested U$10 million in Gold X Mining Corp. convertible debentures to assist with Gold X securing the full rights to the Toroparu project.

The Human Resources Committee noted that no high-quality significant streaming transactions were undertaken by any streamer in 2019, which had a significant negative impact on the overall corporate performance assessment. However, it did not appear appropriate to penalize management for the lack of opportunities in the streaming space over the year. Moreover, the Human Resources Committee did not want the performance objectives to incentivize management to undertake streaming transactions that were not in the Company’s long-term interest.

Taking into account all of the foregoing, the Human Resources Committee determined to make an overall qualitative adjustment to the Corporate Performance assessment in respect of the 2019 year of 17%. The Human Resources Committee also determined that it would re-consider the corporate performance metrics for opportunities to reduce the impact of new streaming transactions on the annual performance-based compensation going forward in 2021.

The following table details the weighted result by Named Executive Officer of each of the corporate performance objectives for the 2019 year.

Actual Corporate Objectives Results Weighted By Named Executive Officer (1)(2)

	President and
	Chief	SVP and Chief	SVP, Legal and		President,
	Executive	Financial	Corporate	SVP, Corporate	Wheaton
	Officer	Officer	Secretary	Development	International
Growth	0%	0%	0%	0%	0%
Portfolio Performance	14%	14%	14%	14%	14%
Financial Excellence	21%	26%	24%	11%	8%
Operational Excellence	27%	30%	27%	27%	30%
Environment, Health & Safety	15%	15%	15%	15%	15%
Discretionary Overall Qualitative Adjustment	17%	17%	17%	17%	17%
Total Corporate Performance Assessment	94%	103%	97%	84%	84%
Weighted Total Corporate Performance
— Actual (3)	71%	67%	63%	54%	50%

(1)         Numbers may not add up due to rounding on application of Corporate Performance results.

(2)         Mr. Tatarkin’s annual bonus is ultimately determined by the Board of Wheaton International.

(3)         Weighted Total Corporate Performance is calculated based upon the Total Corporate Performance Assessment for each Named Executive Officer multiplied by that Named Executive Officer’s Total Corporate Performance Weighting (as set out in the table entitled “Target Bonus and Weightings” on page 54.

Personal Performance Objectives

The Personal Performance objective is based in part on a qualitative assessment by the Chief Executive Officer and Human Resources Committee on personal performance of the Named Executive Officers other than the Chief Executive Officer, and by the Human Resources Committee alone on personal performance of the Chief Executive Officer. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors.

Overall Annual Performance Based Cash Incentive - 2019

In determining the total annual performance based cash incentive, the Human Resources Committee applied a Total Corporate Performance Assessment (as determined above) and the personal performance assessment for each of the Named Executive Officers. The Human Resources Committee does retain discretion to adjust the total annual performance based cash incentive if necessary to ensure that it is fair and reasonable under the circumstances, rather than rigidly adhering to a formulaic approach that might not take into account developments during the year, intangibles in assessing the quality of an asset, comparisons of the resulting payout to the 2019 Adjusted Comparator Group and other considerations not reflected with the annual performance based cash incentive.

Given the achievements of the Company during 2019 (as described in the Discretionary Overall Qualitative Adjustment section of the heading Corporate Performance Objectives above), the Board did apply an additional discretionary increase to the annual performance based cash incentive of approximately 17% for each of the Named Executive Officers. As a result of the foregoing, with respect to the financial year ended December 31, 2019, bonuses were awarded to the following Named Executive Officers in March 2020:

Non-equity Incentive Plan Actual Compensation

		Bonus
		Amounts (1)	Actual (2)	Target	Maximum
Name of Officer	Title of Officer	(C$)%		%	%
Randy V.J. Smallwood	President and Chief Executive Officer	$1,254,700	117%	100%	200%
Gary D. Brown	SVP and Chief Financial Officer	$548,800	99%	75%	150%
Curt D. Bernardi	SVP, Legal and Corporate Secretary	$533,500	96%	75%	150%
Haytham H. Hodaly	SVP, Corporate Development	$497,900	89%	75%	150%
Nikola Tatarkin	President, Wheaton International	$273,917	53%	60%	120%
		$3,108,817

(1)         Mr. Tatarkin’s bonus has been converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7699, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019.

(2)         This column expresses the bonus amount awarded for 2019 as a percentage of 2019 base salary.

Long-Term Incentive Plan — Stock Options, Restricted Share Rights and Performance Share Units

The Company’s long-term incentive plan is designed to advance the interests of the Company by encouraging eligible participants (employees, officers and consultants) to have equity participation in the Company through the acquisition of Common Shares. The Company targets an award that results in approximately 50% of the value of a Named Executive Officer’s long-term incentive plan award being awarded in performance share units, 25% in stock options and 25% in Restricted Share Rights.

Annually, the Chief Executive Officer proposes a long-term incentive plan award for executive officers in his presentation to the Human Resources Committee based on an approximate target award (as set out in table below), a comparison of the long-term compensation to a comparator group and such other factors as the Chief Executive Officer determines to be relevant. The Human Resources Committee considers the Chief Executive Officer’s recommendations in addition to the findings in Mercer’s report, in making its recommendation to the Board regarding any stock options and performance share units to be granted. In addition, the Human Resources Committee considered the long-term award of stock options, restricted share rights and performance share units made in March 2019 compared to the 2019 Comparator Group for the Named Executive Officers.

As a result of the foregoing, the target awards and actual awards for 2019 long-term compensation expressed as a percentage of base salary were as follows:

2019 Long-Term Compensation Awards as a Percentage of Base Salary

			Curt D.	Haytham H.	Nikola
	Randy V.J.		Bernardi,	Hodaly	Tatarkin,
	Smallwood,	Gary D.	SVP, Legal	SVP,	President,
	President and	Brown,	and Corporate	Corporate	Wheaton
	CEO	SVP, CFO	Secretary	Development	International
Targeted Award Values
Stock Options Value	60%	47.5%	47.5%	47.5%	47.5%
Restricted Share Rights Value	60%	47.5%	47.5%	47.5%	47.5%
Performance Share Units Value	120%	95%	95%	95%	95%
Total	240%	190%	190%	190%	190%

Actual Award Values
Stock Options Value	67%	53%	53%	53%	54%
Restricted Share Rights	60%	47%	47%	47%	48%
Performance Share Units Value	120%	95%	95%	95%	95%
Total	247%	195%	195%	195%	197%

2019 Stock Option Awards

As a result of the foregoing and on the recommendation of the Human Resources Committee, the Board granted stock options to the Named Executive Officers as set forth in the table below in March 2019.

For the purposes of the award of stock options made in March 2019 to the Named Executive Officers: (i) the grant date is the third trading day following the release of the 2018 financial results of the Company; and (ii) the exercise price for each option is equal to the closing price of the Common Shares on the TSX on the second trading day following the release of the 2018 financial results of the Company. For the award of options: (i) the vesting schedule is the first anniversary date of the grant date for one half of the award and the second anniversary date of the grant for the final one half of the award; and (ii) the stock options are exercisable for a five year period following the grant date. For further details regarding the terms of the Share Option Plan, see “Share Option Plan” at page 81.

The total number of stock options granted to the Named Executive Officers in 2019 represents approximately 0.07% of the Common Shares outstanding as of March 20, 2020.

Stock Option Awards

				Option
		Number of Stock		Awards (3)
Name of Officer	Title of Officer	Options		(C$)
Randy V.J. Smallwood	President and Chief Executive Officer	121,210	(1)	716,440
Gary D. Brown	SVP and Chief Financial Officer	49,810	(1)	294,414
Curt D. Bernardi	SVP, Legal and Corporate Secretary	49,810	(1)	294,414
Haytham H. Hodaly	SVP, Corporate Development	49,810	(1)	294,414
Nikola Tatarkin	President, Wheaton International	31,020	(2)	212,834
		301,660		1,812,516

(1)                                 These stock options will vest as to one-half on March 25, 2020 and one-half on March 25, 2021. The exercise price for these stock options is C$32.93.

(2)                                 These stock options will vest as to one-half on March 25, 2020 and one-half on March 25, 2021. The exercise price for these stock options is US$24.55.

(3)                                 The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America. With the exception of Mr. Tatarkin, key assumptions and estimates used in the model include an expected average option life of 2.5 years, a discount rate based on the average yields of two year and three year Government of Canada benchmark bonds and a volatility of 30% based on historical volatility of the stock price of the Company as traded on the TSX during the 2.5 year period immediately preceding the grant date. Key assumptions and estimates used in the model for Mr. Tatarkin include an expected average option life of 2.5 years, a discount rate based on the average yields of two year and three year United States Treasury Bills and a volatility of 35% based on historical volatility of the stock price of the Company as traded on the NYSE during the 2.5 year period immediately preceding the grant date. Converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7699, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019 in respect of Mr Tatarkin’s awards only.

2019 Restricted Share Right Awards

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan — Stock Options, Restricted Share Rights and Performance Share Units” on page 59, the Board granted Restricted Share Units to the Named Executive Officers as set forth in the table below in March 2019. Each Restricted Share Right entitles the holder to one Common Share on the later of (i) the end of a restricted period of time determined at the time of grant, and (ii) a date determined by a holder that is after the restricted period of time but at or before retirement or termination. Further details regarding Restricted Share Rights are and the Restricted Share Plan are described on page 84 under the heading “Restricted Share Plan”.

Restricted Share Right Awards

			RSU
			Award
		Number of	Value (2)
Name of Officer	Title of Officer	RSUs (¹)	(C$)
Randy V.J. Smallwood	President and Chief Executive Officer	19,550	643,782
Gary D. Brown	SVP and Chief Financial Officer	8,030	264,428
Curt D. Bernardi	SVP, Legal and Corporate Secretary	8,030	264,428
Haytham H. Hodaly	SVP, Corporate Development	8,030	264,428
Nikola Tatarkin	President, Wheaton International	5,950	189,332
		49,590	1,626,398

(1)                                 In respect of grants of Restricted Share Rights made in March 2019, the restricted periods expire as to 50% on March 25, 2020 and as to the other 50% on March 25, 2021.

(2)                                 With the exception of Mr. Tatarkin, calculated by multiplying the grant date fair value of the Restricted Share Rights (being the closing price of the Common Shares on the TSX on March 22, 2019 of C$32.93) by the number of Restricted Share Rights awards. For Mr. Tatarkin, calculated by multiplying the grant date fair value of the Restricted Share Rights (being the closing price of the Common Shares on the NYSE on March 22, 2019 of $24.50) by the number of Restricted Share Rights awards and converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7699, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019.

2019 Performance Share Unit Awards

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan — Stock Options and Performance Share Units” on page 59, the Board granted Performance Share Units to the Named Executive Officers as set forth in the table below in March 2019. Performance Share Units entitle the holder to a cash payment at the end of a specified performance period in an amount equal to the number of Performance Share Units held, multiplied by a multiplier as determined pursuant to certain specified performance criteria, multiplied by the fair market value of a Common Share as of the end of the performance period. Further details regarding the Performance Share Units and the Performance Share Unit Plan are described on page 83 under the heading “Performance Share Unit Plan”.

With respect to the particular award of Performance Share Units made in March 2019, the performance period is three years commencing March 25, 2019. The multiplier to apply at the end of the performance period is determined in accordance with the following table depending on the percentile that the total shareholder return of a Common Share (assuming reinvestment of all dividends) represents to the total shareholder return of the comparator group described below:

Wheaton Return Compared to Comparator Returns	Multiplier

• performance below the 37.5th percentile	0%
• threshold performance at the 37.5th percentile	50%
• performance at the median (50th percentile)	100%
• maximum performance at the 75th percentile	200%

The comparator group for the 2019 Performance Share Unit awards was comprised of: (i) the common shares of each of the following companies:

Hochschild Mining plc	Kirkland Lake Gold Ltd.
Hecla Mining Company	Osisko Gold Royalties
SSR Mining Inc.	Newcrest Mining Limited
Fresnillo plc	Altius Minerals Corporation
Franco-Nevada Corporation	Sandstorm Gold Ltd.
Royal Gold, Inc.	Barrick Gold Corporation
Pan American Silver Corp.	Agnico Eagle Mines Limited

(ii) the Philadelphia Gold & Silver Index; and (iii) the silver and gold price (collectively, the “PSU Comparator Group”). Provision is made to address situations where a comparator ceases to exist, or ceases to be relevant, or the Human Resources Committee otherwise determines in its sole discretion to add or remove a comparator in the comparator group.

The PSU Comparator Group differs from the 2019 Adjusted Comparator Group because of the different purposes for which the comparator groups are used. The PSU Comparator Group measures Company performance, with the result that the PSU Comparator Group is comprised of companies that are either royalty/streaming companies or silver mining companies of a similar size and complexity to the Company, and whose company performance the Company views as being comparable to its own. The 2019 Adjusted Comparator Group, on the other hand, is used to benchmark Named Executive Officer base salary, annual performance-based cash incentives and long-term incentives, and is therefore intended to be more reflective of a comparator group with which the Company competes for employees and officers.

If the total shareholder return of a Common Share is greater than the lowest PSU Comparator Group return and less than the highest PSU Comparator Group return, then interpolation between the returns nearest to the total shareholder return of a Common Share will be used to determine the percentile achieved. Interpolation will also be used to determine the multiplier if the percentile that the total shareholder return of a Common Share represents is between the threshold performance (37.5th percentile) and the median or if such percentile is between the median and the maximum performance (75th percentile) range. The multiplier is capped at 100% if the total shareholder return of a Common Share for the performance period is negative.

On the recommendation of the Human Resources Committee as discussed under the heading “Long-Term Incentive Plan — Stock Options, Restricted Share Rights and Performance Share Units” on page 59, the Board granted Performance Share Units to the Named Executive Officers as set forth in the table below in March 2019.

Performance Share Unit Awards

			PSU Award
		Number of	Value (2)
Name of Officer	Title of Officer	PSUs (1)	(C$)
Randy V.J. Smallwood	President and Chief Executive Officer	39,100	1,287,563
Gary D. Brown	SVP and Chief Financial Officer	16,070	529,185
Curt D. Bernardi	SVP, Legal and Corporate Secretary	16,070	529,185
Haytham H. Hodaly	SVP, Corporate Development	16,070	529,185
Nikola Tatarkin	President, Wheaton International	11,900	378,665
		99,210	3,253,783

(1)                                 These Performance Share Units have a three-year performance period commencing March 25, 2019.

(2)                                 With the exception of Mr. Tatarkin, calculated by multiplying the grant date fair value of the Performance Share Unit (being the closing price of the Common Shares on the TSX on March 22, 2019 of C$32.93). For Mr. Tatarkin, calculated by multiplying the grant date fair value of the Performance Share Unit (being the closing price of the Common Shares on the NYSE on March 22, 2019 of $24.50) and converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7699, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019. As PSUs are settled in cash, the accounting values used in the Company’s financial statements for determining the value of PSUs reflects the value of the anticipated settlement at the end of the associated performance period which is adjusted at the end of each reporting period to reflect fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Retirement Plans

For Canadian employees, the Company matches employee contributions to a registered retirement savings plan (“RRSP”) up to a maximum of 9% of base salary, or C$13,250, whichever is lower.

In addition, effective January 1, 2019, the Company adopted the SERP. Under the SERP, at the end of each year the Company will make a notional contribution to each Canada employee’s account equal to the lesser of (i) 18% of the excess, if any, of the difference between an employee’s earnings for the year and the earnings required to max out the RRSP limit for that year, and (ii) 10% (15% in the case of the CEO, President and Senior Vice Presidents) of an employee’s earnings for a year, less any amount contributed by the Company to the employee’s RRSP for that year. For purposes of the SERP, earnings are calculated based upon an employee’s base salary in respect of that year plus the target bonus for an employee under the annual performance-based cash incentive plan. The Company will accrue notional interest at the end of each year equal to the amount contributed to an employee’s account as of the end of the prior year multiplied by the annual average five-year Government of Canada benchmark bond yield. The SERP is an unfunded plan. The SERP provides that if an employee has been with the Company for at least five years, then upon cessation of the employee’s employment with the Company (whether as a result of termination, resignation, retirement or death), the employee will receive the amount in the employee’s account in 10 equal annual instalments, in a single lump sum, or in equal instalments over a one to nine year period, as determine by the employee. The notional amounts contributed into the accounts for the NEOs for the year ended December 31, 2019 (other than Mr. Tatarkin) are set out in the Summary Compensation Table on page 73.

As required under certain statutory provisions, in respect of certain employees of Wheaton International, contributions are made to a third-party plan (the “Caymanian Plan”). Under the terms of an employment agreement with Mr. Tatarkin, the only NEO who is eligible for the Caymanian Plan, the Company contributes 5% of the maximum pensionable earnings to the Caymanian Plan and Mr. Tatarkin contributes 5% of the maximum pensionable earnings. Amounts contributed under the Caymanian Plan are invested through the British Caymanian Pensions. The Company does not have any other pension plans or other supplemental employee retirement plans.

Other Compensation — Perquisites

During the financial year ended December 31, 2019, none of the Named Executive Officers received perquisites that in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary, other than as disclosed in the Summary Compensation Table.

Executive Share Ownership Policy

The Company has adopted a policy (the “Executive Share Ownership Policy”) which requires certain officers of the Company to hold a minimum number of Common Shares equal to three times base salary for the CEO and two times base salary for all other NEOs. Under the Executive Share Ownership Policy:

•                  the ownership requirement must be attained within four years of becoming an officer and must be maintained throughout their tenure as such an officer; and

•                  in calculating Common Share holdings, the officer may include any Restricted Share Rights and Performance Share Units held but may not include any stock options held.

The Human Resources Committee will periodically review and make recommendations to the Board as to what level of shareholding requirement is appropriate under the Executive Share Ownership Policy.

The following table provides information regarding the share ownership, actual and required, for each Named Executive Officer as of December 31, 2019.

Executive Share Ownership Policy

	Share Ownership Requirement		Actual Share Ownership
	Multiple of	Ownership	Common Shares	Restricted Share	Performance		Satisfied
	Base	Requirement	(2)	Rights (3)	Share Units (4)	Total Ownership	Ownership
Name	Salary	(C$)	(C$)	(C$)	(C$)	(C$)	Requirement?
Randy V.J. Smallwood	Three times	3,219,000	6,309,912	1,206,920	8,549,991	16,066,823	Yes
			(163,300 Shares)	(31,235 Rights)	(129,814 PSUs)

Gary D. Brown	Two times	1,114,000	1,248,845	495,558	3,511,125	5,255,528	Yes
			(32,320 Shares)	(12,825 Rights)	(53,315 PSUs)

Curt D. Bernardi	Two times	1,114,000	227,976	951,510	3,511,125	4,690,611	Yes
			(5,900 Shares)	(24,625 Rights)	(53,315 PSUs)

Haytham H. Hodaly	Two times	1,114,000	$Nil	495,558	3,511,125	4,006,683	Yes
			(Nil Shares)	(12,825 Rights)	(53,315 PSUs)

Nikola Tatarkin	Two times	797,463	557,575	361,284	2,547,619	3,466,478	Yes
			(14,430 Shares)	(9,350 Rights)	(38,780 PSUs)

(1)                                     Represents Common Shares, Restricted Share Rights and Performance Share Units beneficially owned by the respective officers, directly or indirectly, or over which control or direction is exercised as of December 31, 2019. The number of securities held by officers is to the knowledge of the Company based on information provided by the officers.

(2)                                     The value of the Common Shares is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2019 of C$38.64; and (ii) the weighted average acquisition cost of the Common Shares.

(3)                                     This column includes all Restricted Share Rights held, including Restricted Share Rights in respect of which the restricted period has expired but for which an officer has elected to defer receipt. The value of the Restricted Share Rights is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2019 of C$38.64; and (ii) the closing price of the Common Shares one business day prior to the date of grant.

(4)                                     In accordance with the terms of the Executive Share Ownership Policy, the value of the Performance Share Units is calculated using the greater of (i) the closing price of the Common Shares on the TSX on December 31, 2019 of C$38.64 using the estimated performance factor based on information available at December 31, 2019 applied to the total number of Performance Share Units held (taking into account Performance Share Units granted in lieu of dividends on Performance Share Units held); and (ii) the closing price of the Common Shares one business day prior to the date of grant using a performance factor of 100% applied to the number of Performance Share Units originally awarded.

Market Value of Chief Executive Officer Share Ownership

The market value of the common shares, unexercised option-based awards and share-based awards of the Chief Executive Officer is as follows:

	Common	Unexercised	Restricted	Performance
Ownership(1)	Shares	Options	Share Rights	Share Units
Number Held	163,300	708,820	31,235	129,814
Current Market Value (C$) (2)	5,904,928	6,915,840	1,129,458	8,001,234
Percentage of Total Current Market Value	27%	32%	5%	36%
Total Current Market Value (C$)				21,951,460

(1)         Represents total Common Shares, Restricted Share Rights and Performance Share Units beneficially owned by the Chief Executive Officer, directly or indirectly, or over which control or direction is exercised as of March 19, 2020. The number of securities held by Chief Executive Officer is to the knowledge of the Company based on information provided.

(2)         Current Market Value calculated as follows:

(a)         For Common Shares, calculated using the closing price of the Common Shares on the TSX on March 19, 2020 of C$36.16;

(b)         For unexercised options, calculated using the closing price of the Common Shares on the TSX on March 19, 2020 of C$36.16 less the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on the exercise will depend on the value of the Common Shares on the date of exercise;

(c)          For Restricted Share Rights, calculated using the closing price of the Common Shares on the TSX on March 19, 2020 of C$36.16; and

(d)         For Performance Share Units, calculated using the current market value of the Common Shares on March 19, 2020 of C$36.16 and an estimated performance factor which is consistent with those used in the Company’s financial statements for the period ended December 31, 2019. Calculation includes both vested and unvested Performance Share Units.

Policy Regarding Certain Financial Instruments

The Board has adopted a policy that restricts all directors, officers and Vice-Presidents of the Company from entering into certain financial instruments that are designed to hedge or offset a decrease in the market value of: (i) compensation paid in equity in the Company that has not yet vested; (ii) equity in the Company that the individual is required to hold to satisfy the requirements of the Executive or Director Share Ownership Policy; or (ii) any other equity in the Company if the individual does not hold the underlying equity.

Executive Compensation Claw Back Policy

The Board has adopted an executive compensation claw back policy. Under the policy, compensation paid by the Company to an executive may be clawed back if there is a restatement of financial results where the executive engaged in fraud or misconduct which caused the restatement and resulted in the executive receiving higher compensation than otherwise would have been received.

Consideration of Risk Associated with Executive Compensation

The Audit Committee has the overall responsibility to identify, review and assess significant business, political, financial and control risks and exposures, and as part of that general mandate, considers significant risks associated with the Company’s compensation policies and practices. However, without limiting or reducing the scope of the Audit Committee’s role and responsibilities with respect to risk, the Board has also charged the Human Resources Committee with a complementary responsibility to identify, review and assess risks specifically associated with the Company’s compensation policies and practices, in order to facilitate a more granular review of risk as part of the overall consideration of the Company’s compensation policies and practices.

In fulfilling its responsibilities, the Human Resources Committee’s is required to:

•                  adopt such practices as may be appropriate to identify and mitigate any compensation program that could encourage an executive officer to take inappropriate or excessive risks;

•                  review the compensation program with a view to identifying, reviewing and assessing any risks and developing a mitigation strategy if determined appropriate in the circumstances; and

•                  identify any risks arising from the compensation program that are reasonably likely to have a material adverse effect on the Company.

The Human Resources Committee’s review of the Company’s compensation program is initiated through a detailed risk assessment of the compensation program prepared by management, which identifies risks associated with the Company’s compensation program and evaluates those risks on the basis of an impact assessment, likelihood of occurrence assessment, and an overall assessment of the effectiveness of the current compensation practice taking into account any mitigation strategies or practices. The Human Resources Committee members review that assessment based on their own expertise and knowledge of the Company’s compensation program.

As a result of the foregoing review, there were no aspects of the compensation program that were identified as being reasonably likely to have a material adverse effect on the Company. Contributing to that conclusion, a number of factors were identified that mitigated the potential for excessive risk taking, including:

Wheaton Risk
Management
Policy	Application	Why it is important
Balanced Approach to Compensation	Applies to executives and all employees	The Company has adopted a balanced compensation program consisting of base salary, retirement plan, bonus and long-term compensation which discourage inappropriate risk-taking
Significant Proportion of Long-term Compensation	Applies to executives and all employees

A significant portion of the Company’s compensation is paid in long-term compensation (50% for the CEO for the year ended December 31, 2019) which is designed to align the interests of management with the interests of the Company’s shareholders

Performance	Applies to executives and all employees	The Company relies on a number of corporate and personal performance metrics for payouts under the annual performance-based cash incentive
Caps on Compensation	Applies to executives and all employees	The Company has adopted caps on non-equity performance awards and the number of performance share units vesting, each equal to 200%
Claw Back Policy	Applies to executives

Compensation may be clawed back if there is a restatement of financial results where the executive engaged in fraud or misconduct which caused the restatement and resulted in the executive receiving higher compensation than otherwise would have received

Anti-Hedging Policy	Applies to executives, directors and Vice-Presidents	The Company prohibits entering into hedging transactions with the Company’s common shares
Oversight and Human Resources Committee Discretion	Applies to executives

The Company has strong governance practices and oversight of the compensation program, together with Human Resources Committee discretion with respect to payouts under the annual performance-based cash incentive and other elements of the compensation program

Executive Share Ownership	Applies to executives	The Company requires holding common shares equal in value to 3x base salary for CEO and 2x salary for other executives

Succession Planning for President and Chief Executive Officer

The Board is responsible for succession planning for the role of the President and Chief Executive Officer of the Company, and the Human Resources Committee is responsible for providing recommendations to the Board on succession planning for the President and Chief Executive Officer.

The Human Resources Committee formally considers succession planning for the President and Chief Executive Officer at meetings held in March of each year.

The Board recognizes that succession planning at the Company is challenged by the limited number of employees the Company has. The Company has a total of 39 employees as of March 20, 2020, including 13 employees of Wheaton International located in the Cayman Islands. Ultimately, an external hire may be necessary for the President and Chief Executive Officer role depending on the circumstances at the time of the vacancy. The Board seeks opportunities to interact with and develop potential eventual internal successors. The Board also encourages all employees to engage in professional development and training to improve their skills and abilities.

Pay for Performance Alignment

As the most significant element of compensation paid to executives is provided in the form of equity compensation, which is intended to align with shareholder experience, the Company believes there is a strong link between executive compensation and Company performance. The chart below provides a comparison between three year total shareholder return and the reported Summary Compensation Table pay for the CEO of the Company for the most recent year ended December 31, 2019, as compared with the 2019 Adjusted Comparator Group. Where some of the 2019 reported Summary Compensation Table pay for the 2019 Adjusted Comparator Group was not publicly available as of the date of this management information circular, for purposes of comparing Summary Compensation Table pay, reported Summary Compensation Table Pay for the 2018 financial year of the 2019 Adjusted Comparator Group was used. Total shareholder return was calculated over a three year period ended December 31, 2019 and assumes reinvestment of dividends paid during the period.

2019 Summary Compensation Table Pay & Three Year Total Shareholder Return

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2014 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.
	2014	2015	2016	2017	2018	2019
Wheaton Precious Metals Corp.	100.00	73.73	112.32	122.33	119.48	175.82
S&P/TSX Composite Index	100.00	91.68	111.01	121.11	110.34	135.59
S&P/TSX Global Mining Index	100.00	74.10	107.03	125.67	121.61	152.51

The performance graph illustrates that Wheaton has outperformed both the S&P/TSX Global Mining Index (“Global Mining Index”) and the S&P/TSX Composite Index over the five most recently completed financial years of the Company. Wheaton’s performance has aligned with both the S&P/TSX Composite Index and the Global Mining Index at differing points in the periods.

While share price is an important factor in Wheaton’s target corporate performance, the Human Resources Committee recognizes that management has little ability to influence commodity prices (which have a significant impact on the Company’s share price performance) and therefore does not place undue emphasis on share price performance in its evaluation of NEO performance. Other factors, as set out above under “Overview of How Compensation Program Fits with Compensation Goals” play a more significant role in the determination of executive compensation, including actions and decisions by management that support overall business strategy and operation of the business.

The Company’s share price performance does, however, have a significant impact on the NEO’s net realizable pay. A significant portion of the NEO total compensation is paid in long term incentive plan awards (50% of the CEO’s total compensation in 2019), the value of which will vary depending on the share price performance of the Company.

Net Realizable Pay

The Company has included additional information showing the Chief Executive Officer’s realizable pay in the table below. Realizable pay adjusts the calculation of compensation set out in the Summary Compensation Table to reflect the actual value of compensation realizable as at December 31, 2019 rather than grant-date value. The Company believes that the net realizable pay disclosure provides shareholders with a valuable additional tool for evaluating pay of Named Executive Officers as it more closely reflects the amount that is actually realizable by a Named Executive Officer. For the purposes of net realizable pay, the Company has made adjustments as follows:

Compensation Element	Net Realizable Pay Disclosure Adjustment
Salary	None

Annual Incentive Plan (Cash Bonuses)	None

Share-Based Awards (PSUs)

Based on information available as of the date of this Circular. The value is based upon PSU payouts for PSU awards that have vested. For PSU awards that have not vested, the value assumes payout at 170% of PSUs awarded and is calculated as at December 31, 2019.

Share-Based Awards (RSUs)	The value for RSUs is calculated using the closing price of the Common Shares on the TSX on December 31, 2019.

Option-Based Awards

The value of options granted in any year is calculated based on the difference between the closing price of Common Shares on the TSX and the exercise price: (i) as of December 31, 2019 in the case of options granted in such year that remain outstanding as of December 31, 2019; and (ii) as of the date of exercise in the case of options granted in such year but exercised prior to December 31, 2019.

Five Year Net Realizable Pay vs. Summary Compensation Table Pay — Chief Executive Officer

Net realizable pay for the years 2015 through 2018 was significantly higher for most periods than the reported total compensation for the Chief Executive Officer as set out in the Summary Compensation Table as illustrated above. Net realizable pay for the year ended December 31, 2019 was lower due to the impact of the value of the Common Shares on long term compensation.

Summary Compensation Table

The following table provides information for the three most recently completed financial years ended December 31, 2019, 2018 and 2017 regarding compensation earned by each of the Named Executive Officers.

The aggregate total compensation paid to the Named Executive Officers represented 12% of the net earnings of the Company for the year ended December 31, 2019, or approximately 4% of the adjusted net earnings of the Company for the year ended December 31, 2019.

Please see “Non-IFRS Measures” in the Company’s management’s discussion and analysis for the year ended December 31, 2019.

Summary Compensation Table (1)(7)

					Non-equity incentive
					plan compensation ($)
			Share-	Option-			Defined
			based	based	Annual	Long-term	contribution	All other	Total
Name and principal		Salary	Awards (2)	awards (3)	incentive	incentive	plans	compensation	compensation
position	Year	(C$)	(C$)	(C$)	plans (4)	plans	(C$) (5)	(C$) (6)	(C$)
Randy V.J. Smallwood President and Chief Executive Officer	2019	1,073,000	1,931,345	716,440	1,254,700	—	308,650	—	5,284,135
	2018	1,022,000	1,839,686	626,596	2,500,000	—	—	—	5,988,282
	2017	992,250	1,785,949	617,416	1,200,000	—	—	—	4,595,615

Gary D. Brown SVP and Chief Financial Officer	2019	557,000	793,613	294,414	548,800	—	132,962	—	2,326,789
	2018	530,000	755,188	257,232	875,000	—	—	—	2,417,420
	2017	514,500	733,141	253,255	520,000	—	—	—	2,020,896

Curt D. Bernardi SVP, Legal and Corporate Secretary	2019	557,000	793,613	294,414	533,500	—	132,962	—	2,311,489
	2018	530,000	755,188	257,232	875,000	—	—	—	2,417,420
	2017	514,500	733,141	253,255	520,000	—	—	—	2,020,896

Haytham H. Hodaly SVP, Corporate Development	2019	557,000	793,613	294,414	497,900	—	132,962	—	2,275,889
	2018	530,000	755,188	257,232	875,000	—	—	—	2,417,420
	2017	514,500	733,141	253,255	476,000	—	—	—	1,976,896

Nikola Tatarkin (5) President, Wheaton International	2019	398,732	567,997	212,834	273,917	—	—	125,346	1,578,826
	2018	398,363	567,749	196,635	463,711	—	—	145,133	1,771,591
	2017	355,664	506,783	175,340	270,982	—	—	146,204	1,454,974

(1)                                  All compensation in respect of Mr. Tatarkin is paid in US$ and converted to Canadian dollars for reporting purposes in the Summary Compensation Table for the financial year ended December 31, 2019 at the exchange rate of C$1.00 = US$0.7699, for the financial year ended December 31, 2018 at the exchange rate of C$1.00 = US$0.7330, and for the financial year ended December 31, 2017 at the exchange rate of C$1.00 = US$0.7971. All other compensation in this Summary Compensation Table is paid in Canadian dollars.

(2)                                  The amounts in this column represents the combined value of the Performance Share Units and Restricted Share Rights which were granted during the years in question. Restricted Share Rights are settled in Common Shares on the later of (i) the end of a restricted period of time determined at the time of the grant, and (ii) a date determined by a holder that is after the restricted period of time but before retirement or termination. The amounts in this column relating to Restricted Share Rights for 2019 are calculated by multiplying the grant date fair value of the Restricted Share Rights (being the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Restricted Share Rights awards. This is consistent with the accounting values used in the Company’s financial statements. Performance Share Units are paid out in cash following a three-year performance period, based on the fair market value of a Common Share as at the end of the performance period and the achievement of certain performance criteria during such time. The amounts in this column relating to Performance Share Units are calculated by multiplying the grant date fair value of the Performance Share Units (being the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Performance Share Units awarded. As PSUs are settled in cash, the accounting values used in the Company’s financial statements for determining the value of Performance Share Units reflects the value of the anticipated settlement at the end of the associated performance period which is adjusted at the end of each reporting period to reflect fair market value of common shares and the number of Performance Share Units anticipated to vest based on the anticipated performance factor.

(3)                                  The amounts in this column are calculated using the Black-Scholes-Merton model. This is consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes-Merton model given its prevalence of use within North America. Key assumptions and estimates for all employees other than Mr. Tatarkin used in the model include an average expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year Government of Canada benchmark bonds and a volatility of 30% for 2019 and 35% for 2018 and 2017, which is based on the historical volatility of the stock price as traded on the TSX of the Company during the 2.5 year period immediately preceding the grant date. As it relates to Mr. Tatarkin, key assumptions and estimates used in the model include an average expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year United States Treasury Bills and a volatility of 35% for 2019 and 2018 and 40% for 2017, which is based on the historical volatility of the stock price as traded on the NYSE of the Company during the 2.5 year period immediately preceding the grant date.

(4)                                  Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments are generally made by April 15 of the following financial year.

(5)                                  Amounts in this column represent notional amounts contributed to the NEO’s account under the SERP.

(6)                                  These amounts represent, in respect of Mr. Tatarkin, contributions to the Caymanian Plan. For Mr. Tatarkin, amounts also include a cost of living allowance, cash in lieu of company sponsored retirement savings plan, travel allowance and a car allowance. The value of all other perquisites for each Named Executive Officer did not exceed the lesser of C$50,000 and 10% of the total salary of such Named Executive Officer in 2019, and are therefore not included in “All other compensation” as permitted under Canadian securities laws. All perquisites have a direct cost to the Company and were valued on this basis.

(7)                                  Please see table “Value Vested or Earned During the Financial Year Ended December 31, 2019” for details on Performance Share Units, Restricted Share Rights and Options vesting during the year ended December 31, 2019.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2019.

Outstanding Option-Based Awards and Share-Based Awards

	Option-based Awards				Share-based Awards
							Market or
							payout	Market or
							value of	payout value
							share-	of vested
	Number of			Value of	Number of		based	share-based
	securities			unexercised	shares or units		awards	awards not
	underlying	Option		in-the-	of shares that		that have	paid out or
	unexercised	exercise	Option	money	have not vested		not vested	distributed
	options	price (1)	expiration	options (1) (2)	(3)		(1) (4)	(1) (4) (5)
Name	(#)	(C$)	date	(C$)	(#)		(C$)	(C$)
Randy V.J. Smallwood	115,000	25.48	23-Mar-20	1,513,400	129,814	PSUs	8,549,991	Nil
	250,000	23.26	21-Mar-21	3,845,000	31,235	RSUs	1,206,920	Nil
	108,000	27.51	24-Mar-22	1,202,040
	114,610	26.24	26-Mar-23	1,421,164
	121,210	32.93	25-Mar-24	692,109

Gary D. Brown	52,500	23.26	21-Mar-21	807,450	53,315	PSUs	3,511,125	Nil
	44,300	27.51	24-Mar-22	493,059	12,825	RSUs	495,558	Nil
	47,050	26.24	26-Mar-23	583,420
	49,810	32.93	25-Mar-24	284,415

Curt D. Bernardi	105,000	23.26	21-Mar-21	1,614,900	53,315	PSUs	3,511,125	Nil
	44,300	27.51	24-Mar-22	493,059	12,825	RSUs	495,558	455,952
	47,050	26.24	26-Mar-23	583,420
	49,810	32.93	25-Mar-24	284,415

Haytham H. Hodaly	105,000	23.26	21-Mar-21	1,614,900	53,315	PSUs	3,511,125	Nil
	44,300	27.51	24-Mar-22	493,059	12,825	RSUs	495,558	Nil
	47,050	26.24	26-Mar-23	583,420
	49,810	32.93	25-Mar-24	284,415

Nikola Tatarkin	25,000	23.27	21-Mar-21	384,138	38,780	PSUs	2,547,665	Nil
	28,000	26.79	24-Mar-22	331,681	9,350	RSUs	361,284	Nil
	33,190	26.51	26-Mar-23	402,644
	31,020	31.89	25-Mar-24	209,523

(1)                                  Mr. Tatarkin’s option exercise prices, which are denominated in US$, have been converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7699, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019.

(2)                                  Calculated using the closing price of the Common Shares on the TSX on December 31, 2019 of C$38.64 (or the closing price of the Common Shares on the NYSE on December 31, 2019 in respect of Mr. Tatarkin) and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)                                  This column reflects PSUs and RSUs for which the vesting period had not yet expired as of December 31, 2019.

(4)                                  In relation to RSUs, the figures in this column are calculated using the closing price of the Common Shares on the TSX on December 31, 2019 of C$38.64. In relation to PSUs, the figures in this column are calculated using the fair market value of the Common Shares at December 31, 2019 and an estimated performance factor which is consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

(5)                                  This column reflects RSUs for which the vesting period has expired and for which the holder has irrevocably elected to defer receipt beyond December 31, 2019.

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended December 31, 2019.

Value Vested or Earned During the Financial Year Ended December 31, 2019

	Option-based awards	Share-based awards —	Non-equity incentive plan
	— Value vested during	Value vested during the	compensation — Value
	the year	year (1)	earned during the year (2)
Name	(C$)	(C$)	(C$)
Randy V.J. Smallwood	697,253	2,853,613	748,544
Gary D. Brown	286,139	1,175,017	307,167
Curt D. Bernardi	286,139	1,175,017	307,167
Haytham H. Hodaly	286,139	1,175,017	307,167
Nikola Tatarkin	165,636	869,933	213,542

(1)                                 This represents PSUs vesting and paid during the financial year ended December 31, 2019. For Mr. Tatarkin, amounts have been converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7699, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019.

(2)                                 This represents RSUs vesting and underlying Common Shares sold during the financial year ended December 31, 2019. For Mr. Tatarkin, amounts have been converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7699, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019. This column does not reflect any annual bonus paid during the year.

The following table provides information regarding the value of stock options exercised by each Named Executive Officer during the financial year ended December 31, 2019.

Stock Options Exercised During the Financial Year Ended December 31, 2019

		Option
	Number of	Exercise		Value
	Options	Price		Realized
Name	Exercised	(C$)		(C$)
Randy V.J. Smallwood	270,000	26.07		308,153	(1)
	115,000	25.48		1,530,650	(¹)

Gary D. Brown	100,000	26.07		727,350	(¹)
	94,000	25.48		960,238	(¹)
	52,500	23.26		867,668	(¹)

Curt D. Bernardi	100,000	26.07		746,920	(¹)
	94,000	25.48		1,119,126	(¹)

Haytham H. Hodaly	100,000	26.07		720,240	(¹)
	94,000	25.48		1,318,848	(¹)

Nikola Tatarkin	60,000	26.26	(2)	363,425	(1)(2)
	50,000	30.22	(2)	104,787	(1)(2)
	50,000	23.27	(2)	728,055	(1)(2)

(1)                                 Calculated using the applicable sale price of the Common Shares acquired on exercise of any stock options if any of the Common Shares were immediately sold following exercise on a particular day (or the closing price of the Common Shares on the TSX as of the day before the exercise if none of the Common Shares acquired on exercise of any stock options on a particular day were not immediately sold following exercise) and subtracting the exercise price of stock options.

(2)                                 Converted into Canadian dollars at the exchange rate of C$1.00 = US$0.7699, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019.

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of Messrs. Smallwood, Brown, Bernardi, Hodaly and Tatarkin which are summarized below.

A “Change of Control” is defined in these employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was entered into; (b) the acquisition by any person or persons acting jointly and in concert of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

The applicable Change of Control provisions for the Named Executive Officers are “double-trigger” because they require a Change of Control and the termination or effective termination of the NEO.

Other than described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation,

retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Randy V.J. Smallwood

Mr. Smallwood’s employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of three years or until Mr. Smallwood receives comparable benefits from another source. This severance payment is to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of two triggering events (the “Double Trigger Events”) being: (A) a change of control of the Company (a “Change of Control” as defined below); and (B) that within six months of such Change of Control: (i) the Company gives notice of its intention to terminate Mr. Smallwood for any reason other than just cause; or (ii) Mr. Smallwood elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

Gary D. Brown

The employment agreement for Mr. Brown provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if he is: (a) dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Brown further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the precious metals sector; (ii) enter into any discussions or negotiations with any party who has made a proposal to the Company during his employment with the Company; or (iii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Curt D. Bernardi

The employment agreement for Mr. Bernardi provides for a severance payment of twelve months’ salary and bonus entitlement, plus two additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the greater of the target annual bonus for Mr. Bernardi or the bonus actually received by him in the previous year, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. Upon a Change of Control, the employment agreement for Mr. Bernardi provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if: (a) he is dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Bernardi further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the metals sector; or (ii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Haytham H. Hodaly

The employment agreement for Mr. Hodaly provides for a severance payment of twelve months’ salary and bonus entitlement, plus one additional month of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which such named employee is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the target bonus for the number of months for which such employee is entitled to a termination allowance. Upon a Change of Control, the employment agreement for Mr. Hodaly provides for a severance payment of two years’ salary, plus two times his annual bonus at target, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if: (a) he is dismissed without cause; or (b) upon the occurrence of the Double Trigger Events.

The employment agreement for Mr. Hodaly further provides that during such employee’s employment and following employment for the period to which such employee was entitled to, or would have been entitled to, a termination allowance as described above, he will not be employed by, engaged by, interested in or involved in, either directly or indirectly, whether as principal, agent, employee, consultant, director, officer, shareholder, advisor, lender, financier or otherwise, any person or business: (i) engaged in or whose business includes metal streaming agreements; or (ii) that explores, acquires, leases or options any mineral property any portion of which lies within 10 kilometres of any property which the Company has an interest in or any property of a person in respect of which such person has made a proposal to the Company during his employment with the Company.

Nikola Tatarkin

The employment agreement for Mr. Tatarkin does not provide for severance payments as those payments will be made based on employment law in effect at the time of his termination. The employment agreement for Mr. Tatarkin does not provide for a specific severance payment to be paid to Mr. Tatarkin on a Change of Control.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers if terminated without cause on December 31, 2019, or if, upon the occurrence of the Double Trigger Events (see description of employment contracts above for further details regarding Double Trigger Events).

									Total
	Severance				Bonus Target		Benefits		Incremental
	Period		Base Salary		Value		Uplift (1)		Payment
	(# of months)		(C$)		(C$)		(C$)		(C$)
Randy V.J. Smallwood	36		3,219,000		7,500,000		192,934		10,911,934
Gary D. Brown	24		1,114,000		1,750,000		32,670		2,896,670
Curt D. Bernardi	24	(2)	1,114,000		1,750,000		—		2,864,000
Haytham H. Hodaly	20	(2)	928,333		696,250		21,423		1,646,006
Haytham H. Hodaly	4	(3)	185,667		139,250		—		324,917
Nikola Tatarkin	n/a	(4)	n/a	(4)	n/a	(4)	n/a	(4)	n/a	(4)
TOTALS			6,561,000		11,835,500		247,027		18,643,527

(1)                                 Amounts in this column reflect accrued vacation allowance as of December 31, 2019.

(2)                                 This represents the entitlement the NEO would have received if terminated without cause on December 31, 2019, without a change of control having occurred.

(3)                                 This represents the additional entitlement the NEO would have received following the occurrence of the Double Trigger Events (see description of employment contracts above for further details regarding Double Trigger Events).

(4)                                 Mr. Tatarkin’s contract does not set out entitlement on termination or change of control. As such, his severance will be determined in accordance with law at the time of any termination.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance under compensation plans as of the financial year ended December 31, 2019.

Equity Compensation Plan Information

Number of
	Number of		securities
	Securities to be		remaining
	issued upon	Weighted-average	available for future
	exercise of	price of	issuance under
	outstanding	outstanding	equity
	options, warrants	options, warrants	compensation
Plan Category	and rights (1)	and rights (2) (C$)	plans (3)
Equity compensation plans approved by security holders	2,760,813	23.49	4,392,961
Equity compensation plans not approved by security holders	Nil	n/a	n/a
Total	2,760,813	23.49	4,392,961

(1)                                 Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and Restricted Share Rights. This table does not include warrants issued as part of the acquisition from Vale of 70% of the gold production from certain of its mines located in Canada for a period of 20 years. Under that transaction, on February 28, 2013 the Company issued warrants to Vale to purchase 10,000,000 Common Shares at a price of $65.00 per Common Share. On August 16, 2016, in connection with the Company’s second amendment to the Salobo gold interest, the exercise price of these warrants was lowered from US$65.00 to US$43.75 per Common Share. The warrants expire February 28, 2023.

(2)                                 Where priced in United States dollars, converted to Canadian dollars at the exchange rate of C$1.00 = US$0.7699, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2019.

(3)                                 Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 21,000,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan of 2,000,000.

Share Option Plan

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers and consultants, to have equity participation in the Company through the acquisition of Common Shares. Non-executive directors are not eligible to participate in the Share Option Plan. The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was since amended by shareholders of the Company on April 26, 2007, May 21, 2009, May 9, 2014 and November 9, 2016. A copy of the Share Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

The Company had 447,771,433 issued and outstanding Common Shares on December 31, 2019 and 447,798,933 issued and outstanding Common Shares on March 20, 2020 and the aggregate maximum number of Common Shares that may be issued under the Share Option Plan is 21,000,000, representing approximately 4.7% of the Company’s issued and outstanding Common Shares at December 31, 2019 and 4.7% of the Company’s issued and outstanding Common Shares at March 20, 2020. As at December 31, 2019, options to purchase an aggregate of 2,394,490 Common Shares, representing approximately 0.5% of the issued and outstanding Common Shares, were outstanding under the Share Option Plan and

15,292,086 Common Shares have been issued upon exercise of options granted under the Share Option Plan. This leaves 3,313,424 Common Shares, representing approximately 0.7% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan. The total number of stock options granted to the Named Executive Officers in 2019 represents approximately 0.07% of the Common Shares outstanding as of March 20, 2020. The total number of stock options granted in 2019 (including to Named Executive Officers) represents approximately 0.13% of the Common Shares outstanding as of March 20, 2020. Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan. However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan. The annual burn rate of the Share Option Plan for each of the Company’s most recently completed fiscal years is as follows:

Share Option Plan	2017	2018	2019
Number of stock options granted during fiscal year	508,360	549,210	583,500
Weighted average number of shares outstanding	441,961,000	443,407,000	446,021,000
Annual Burn Rate	0.12%	0.12%	0.13%

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security-based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security-based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period determined by the Board, not to exceed ten years, subject to extension if they would otherwise expire during, or on or before the date which is two trading days after the last day of a blackout period (see below for further details). All currently outstanding options are exercisable for a period of five years from the date of the award. The vesting of stock options is at the discretion of the Board. At December 31, 2019, 842,645 of the outstanding options issued under the Share Option Plan remained unvested. In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions. Options granted under the Share Option Plan are not transferable or assignable and will cease to be exercisable: (i) within a period of 30 days following the termination of an optionee’s employment or upon retirement, subject to the Board’s discretion; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death.

Subject to receipt of requisite shareholder and regulatory approval, the Board may make, among other amendments, the following amendments to the Share Option Plan: (a) change the maximum number of Common Shares issuable under the Share Option Plan; (b) change the definition of eligible participants which would have the potential of broadening insider participation; (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants; (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Share Option Plan reserve; (e) add a deferred or restricted share rights or any other provision which results in participants receiving securities while no cash consideration is received by the Company; (f) discontinue the Share Option Plan; and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants at the expense of the Company and its shareholders.

Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make any other amendments to the Share Option Plan including: (a) amendments to the vesting provisions of a security of the Share Option Plan; (b) amendments to the termination provisions of a security of the Share Option Plan which does not entail an extension beyond the original expiry date; and (c) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Share Option Plan reserve.

The Share Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of the Company in the event that they would otherwise expire during, or on or before the date which is two trading days after the last day of such a blackout.

Performance Share Unit Plan

The Company’s performance share unit plan (the “PSU Plan”) was approved by the Board in March 2011 and has been amended by the Board effective March 21, 2018. Under the March 21, 2018 amendment (i) declared dividends payable on outstanding Performance Share Units will be payable in cash at the end of the expiry of the performance period rather than by the issuance of further Performance Share Units, (ii) leaves of absences will result in an adjustment to new Performance Share Unit awards rather than adjusting the amount payable in cash at the end of the expiry of the performance period for outstanding Performance Share Units, and (iii) certain other administrative changes were made. Shareholder approval was not required for this amendment in accordance with the terms of the PSU Plan.

The PSU Plan provides a framework for the issuance of performance share units (“Performance Share Units” or “PSUs”) which entitle the holder to a cash payment at the end of a specified performance period equal to the number of Performance Share Units granted, multiplied by a performance factor, and multiplied by the fair market value of a Common Shares at the expiry of the performance period. The specific elements of the PSU Plan are described in more detail below, and the specific elements of the award made to the Named Executive Officers in 2019 are described under the heading “2019 Performance Share Unit Awards” on page 62.

The PSU Plan provides that PSUs may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the PSU Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the PSU Plan for grants of PSUs to certain of the employees and officers of the Company.

There is no maximum number of PSUs that may be issued. The PSU Plan is for non-U.S. participants only and is settled in cash only, not Common Shares. As at March 20, 2020, an aggregate of 655,727 PSUs were issued and outstanding.

The Committee determines the terms and conditions of each award of PSUs at the time of the award, establishing the number of PSUs to be awarded to each participant, the performance period, the performance criteria, and any other terms and conditions the Committee may deem appropriate or necessary.

Each PSU entitles the holder to a cash payment equal to the fair market value of a Common Share at the end of the specified performance period multiplied by the applicable multiplier. The multiplier is determined according to the performance criteria established by the Committee at the time of the initial award of PSUs, but may not exceed 200%.

In the event of a participant’s: (i) retirement or termination during a performance period, any PSUs automatically terminate, unless otherwise determined by the Committee; (ii) death during a performance period, any PSUs accelerate with performance being calculated as of the quarter end before the date of death if the performance criteria is based on financial statements, or the day before the date of death if the performance criteria is based on any other metric; (iii) disability, any PSUs continue to vest according to the PSU Plan terms.

Any dividends declared on Common Shares will result in an increase to the amount payable in cash at the end of the expiry of the performance period.

In the event of a change of control, unless the Board determine otherwise, any PSUs will be converted into a cash value based on the performance criteria with performance being calculated as of the quarter end before the date of the change of control if the performance criteria is based on financial statements, or the day before the change of control if the performance criteria is based on any other metric. The cash value may, at the option of the Board, either be converted into shares of the acquiror or remain denominated as a dollar amount, to be paid out in either case in cash at the end of the original performance period, subject to certain accelerating events.

Under the PSU Plan, the Board may from time to time amend the terms of the PSU Plan, provided that the amendment does not adversely affect a participant with respect to any PSUs previously awarded.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005 and was subsequently amended by the Board on June 6, 2006 and May 9, 2017. On May 17, 2017 the Company received TSX acceptance for certain amendments to the Company’s Restricted Share Plan. Previously, restricted share rights (the “Restricted Share Rights” or “RSUs”) that vested and were deferred to retirement/termination or to a date following retirement/termination, were paid out at retirement/termination with no option to extend. As a result of the May 9, 2017 amendment, any outstanding RSUs can be extended at termination/retirement beyond retirement/termination with the consent of the Board of Directors. Shareholder approval was not required for this amendment in accordance with the terms of the Restricted Share Plan. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past and future services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer (see “Director Compensation” above for details) and to certain of the employees of the Company (see “Compensation Discussion and Analysis” above for details of awards to Named Executive Officers). The aggregate maximum number of Common Shares that may be issued under the Restricted Share Plan is 2,000,000, representing approximately 0.4% of the issued and outstanding Common Shares as at December 31, 2019 and 0.4% of the issued and outstanding Common Shares as at March 20, 2020. An aggregate of 366,323 Restricted Share Rights, representing approximately 0.08% of the issued and outstanding Common Shares, were outstanding as at December 31, 2019 under the Restricted Share Plan and 554,140 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 1,079,537 Restricted Share Rights, representing approximately 0.2% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan as of December 31, 2019. The annual burn rate of the Restricted Share Plan for each of the Company’s most recently completed fiscal years is as follows:

Restricted Share Plan	2017	2018	2019
Number of RSUs granted during fiscal year	145,950	161,060	132,610
Weighted average number of shares outstanding	441,961,000	443,407,000	446,021,000
Annual Burn Rate	0.03%	0.04%	0.03%

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security-based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right converts into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Canadian participants seeking to set or change a Deferred Payment Date must give the Company at least 30 days notice prior to the expiration of the Restricted Period in order to effect such change.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. Previously, Restricted Share Rights that vested and were deferred to retirement/termination or to a date following retirement/termination, were paid out at retirement/termination with no option to extend. As a result of the May 9, 2017 amendment, any outstanding RSUs can be extended at termination/retirement beyond retirement/termination with the consent of the Board of Directors. Otherwise, any Restricted Share Rights will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Other Information

Indebtedness of Directors and Executive Officers

None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2019, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No: (a) director or executive officer of the Company who has held such position at any time since January 1, 2019; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the approval of the Share Option Plan Amendment Resolution as such persons are eligible to participate in the Share Option Plan.

Interest of Informed Persons in Material Transactions

Since January 1, 2019, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Appointment of Auditors

At the Meeting, shareholders will be asked to approve an ordinary resolution for the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution. Deloitte LLP, Independent Registered Public Accounting Firm, was first appointed as auditors of the Company on September 24, 2004.

Fees billed by Deloitte LLP, Independent Registered Public Accounting Firm, in respect of services in 2018 and 2019 are detailed below:

Auditor Fees

	2018 (1)	2019 (1)
	(C$)	(C$)
Audit Fees (2)	938,313	1,012,627
Audit-Related Fees (3)	18,445	9,971
Tax Fees (4)	26,518	26,651
All Other Fees (5)	219,808	26,787
TOTAL	1,203,084	1,076,036

(1)                                 Audit fees are paid in Canadian dollars.

(2)                                 Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)                                 Audit-related fees relate to the Canadian Public Accountability Board participation fee.

(4)                                 Tax fees were paid for advisory services.

(5)                                 All Other Fees relate to risk advisory services and certain costs incurred in connection with outstanding litigation.

Special Matters

Say on Pay Advisory Vote

In March, 2013, the Board adopted a policy relating to executive compensation, known as “Say on Pay”, to give shareholders a formal opportunity to provide their views on the executive compensation plans of the Company through an annual advisory vote.

The Company will disclose the results of the vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies for the Company. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods. In the event that a significant number of shareholders oppose the resolution, the Board will endeavour to consult with its shareholders as appropriate (particularly those who are known to have voted against it) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. The Board will consider disclosing to shareholders as soon as is practicable, and no later than in the management information circular for its next annual meeting, a summary of any comments received from shareholders in the engagement process and any changes to the compensation plans made or to be made by the Board (or why no changes will be made).

At the Company’s last annual and special meeting of shareholders held on May 9, 2019, 94% of votes cast were voted in favour of the Company’s non-binding resolution on executive compensation.

The Board recognizes that “Say on Pay” policies are evolving in Canada and globally and will undertake reviews to determine if the policy is effective in achieving its objectives. The Board believes that it is important to have constructive engagement with its shareholders to allow and encourage shareholders to express their views on governance matters directly to the Board outside of the Meeting. These discussions are intended to be an interchange of views about governance and disclosure matters that are within the public domain and will not include a discussion of undisclosed material facts or material changes.

At the Meeting, the shareholders of the Company will be asked to consider a non-binding advisory resolution on executive compensation, known as “Say on Pay”, as follows:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in this management information circular delivered in advance of the Meeting.”

The Board and management recommend the adoption of the above resolution. To be effective, the non-binding advisory resolution on executive compensation must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote in favour of such resolution.

Shareholder Engagement & Contacting Board of Directors

Shareholder Engagement & Contacting the Board of Directors

We recognize the importance of engagement with our shareholders and all stakeholders. During 2018, we engaged with shareholders and other stakeholders through a number of avenues, including the following:

Wheaton Event	Wheaton Engagement	Who does Wheaton engage and what are topics?
Calls, Discussions & Meetings	Senior Management	We hold meetings and discussions with retail shareholders as well as institutional investors throughout the year to provide public information on our business and operations
Investor Conferences	Directors/Senior Management	We attend and present at investor conferences throughout the year to provide information on our business and operations
Governance Engagement	Directors	We respond to and provide insight into our governance practices with shareholder advocacy groups as requested
Mine Tour	Senior Management	Select investors and analysts are invited to attend and visit the location of one of the mines on which Wheaton has a streaming transaction
News Releases	Senior Management	Released throughout the year to report on material changes as well as upcoming events and important dates (including dates of release of financial results)
Quarterly conference call	Senior Management	Open to all investors, we review our most recent financial results
Annual General Meeting	Directors/Senior Management	Open to all investors

We value shareholder, employee and other interested party opinions, concerns and feedback. We invite you to communicate directly as follows:

	Board Matters	Executive Compensation Matters	Governance Practices
Who	Chair of the Board	Chair of the Human Resources Committee	Chair of the Governance and Sustainability Committee

Telephone	604-639-9884 or	604-639-9884 or	604-639-9884 or
	toll free at 1-866-696-3066	toll free at 1-866-696-3066	toll free at 1-866-696-3066

Email	board@wheatonpm.com	humanresources@wheatonpm.com	governance@wheatonpm.com

Letter/Mail	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3	Wheaton Precious Metals Corp. Suite 3500 – 1021 West Hastings Street Vancouver, BC V6E 0C3

	Attention: Chair of the Board of Directors	Attention: Chair of the Human Resources Committee	Attention: Chair of the Governance and Sustainability Committee

Additional Information

Additional Information

Additional information relating to the Company can be found at the Company’s website at www.wheatonpm.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2018 which can be found on SEDAR at www.sedar.com. Shareholders may also contact the Senior Vice President, Investor Relations of the Company by phone at 604-639-9504 or toll free at 1-800-380-8687, or by e-mail at info@wheatonpm.com to request copies of these documents.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Randy V.J. Smallwood”
Randy V.J. Smallwood
President and Chief Executive Officer

Vancouver, British Columbia

March 20, 2020

Schedule “A” — Charter of the Board of Directors

I.                                        INTRODUCTION

A.            The Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.            The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.            These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.                                   COMPOSITION AND BOARD ORGANIZATION

A.            Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

B.            A majority of directors comprising the Board must qualify as independent directors.

C.            Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.                              DUTIES AND RESPONSIBILITIES

A.            Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)                 annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

(ii)              appointing, determining the composition of and setting the terms of reference for, Board committees;

(iii)           determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;

(iv)          assessing the adequacy and form of director compensation;

(v)             assuming responsibility for the Company’s governance practices;

(vi)          establishing new director orientation and ongoing director education processes;

(vii)       ensuring that the independent directors meet regularly without executive directors and management present;

(viii)    setting the terms of reference for the Board; and

(ix)          appointing the secretary to the Board.

B.            Human Resources

The Board has the responsibility to:

(i)                 provide advice and counsel to the CEO in the execution of the CEO’s duties;

(ii)              appoint the CEO and plan CEO succession;

(iii)           set terms of reference for the CEO;

(iv)          annually approve corporate goals and objectives that the CEO is responsible for meeting;

(v)             monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(vi)          to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(vii)       set the CEO’s compensation;

(viii)    approve the CEO’s acceptance of significant public service commitments or outside directorships;

(ix)          approve decisions relating to senior management, including:

(a)         review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

(b)         on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

(c)          review compensation plans for senior management including salary, incentive, benefit and pension plans; and

(d)         employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(x)         approve certain matters relating to all employees, including:

(a)         the Company’s broad compensation strategy and philosophy;

(b)         new benefit programs or material changes to existing programs; and

(xi)      ensure succession planning programs are in place, including programs to train and develop management.

C.            Strategy and Plans

The Board has the responsibility to:

(i)             adopt and periodically review a strategic planning process for the Company;

(ii)          participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(iii)       approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(iv)      direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(v)         approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

(vi)      approve material divestitures and acquisitions.

D.            Financial and Corporate Issues

The Board has the responsibility to:

(i)             take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)          review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

(iii)       declare dividends;

(iv)      approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

(v)         approve the incurring of any material debt by the Company outside the ordinary course of business;

(vi)      approve the commencement or settlement of litigation that may have a material impact on the Company; and

(vii)   recommend the appointment of external auditors and approve auditors’ fees.

E.            Business and Risk Management

The Board has the responsibility to:

(i)             ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(ii)          approve any plans to hedge sales; and

(iii)       evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.             Policies and Procedures

The Board has the responsibility to:

(i)             approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

(ii)          approve and act as the guardian of the Company’s corporate values, including:

(a)         approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

(b)         require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

(c)          disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements; and

(iii)       direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

G.           Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i)                 ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii)              approve and periodically review the Company’s communications policy;

(iii)           ensure the Board has measures in place to receive feedback from shareholders;

(iv)          approve interaction with shareholders on all items requiring shareholder response or approval;

(v)             ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(vi)          ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

(vii)       ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(viii)    ensure timely reporting of any other developments that have a significant and material effect on the Company; and

(ix)      report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.                               GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.            The Board is responsible for:

(i)             directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

(ii)          recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.            Ontario law identifies the following as legal requirements for the Board:

(i)             act honestly and in good faith with a view to the best interests of the Company, including the duty:

(a)         to disclose conflicts of interest;

(b)         not to appropriate or divert corporate opportunities;

(c)          to maintain confidential information of the Company and not use such information for personal benefit; and

(d)         disclose information vital to the business of the Company in the possession of a director;

(ii)          exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(iii)       act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.